SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 14, 2022

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, July 14, 2022 regarding “Second quarter report 2022”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ CARL MELLANDER
Carl Mellander
Senior Vice President, Chief Financial Officer

Date: July 14, 2022

Second quarter report 2022

Stockholm, July 14, 2022

Second quarter highlights

•	Group organic sales grew by 5% YoY driven primarily by Networks in North America and Europe. Reported sales were SEK 62.5 (54.9) b.

•

Reported gross income increased to SEK 26.3 (23.9) b. driven by higher sales. Gross margin was 42.1% (43.4%) impacted by lower IPR revenues of SEK 0.9 b YoY and supply chain cost, partly offset by timing of software sales in a large contract and underlying improvements.

•	Reported EBIT amounted to SEK 7.3 (5.8) b. as a result of higher sales and higher gross income. EBIT margin was 11.7% (10.6%).

•	Reported EBITA amounted to SEK 7.5 (6.1) b. with an EBITA margin of 12.0% (11.1%). EBITA margin rolling four quarters was 14%.

•

Networks reported EBIT margin was 19.2% (21.7%) impacted by lower IPR revenues, increased component and logistics costs, and proactive investments in supply chain resilience, partly offset by timing of software sales in a large contract.

•	Reported net income was SEK 4.7 (3.9) b.

•	Free cash flow before M&A was SEK 4.4 (4.1) b. Net cash on June 30, 2022, was SEK 70.3 b. compared with SEK 43.7 b. on June 30, 2021.

•	Planning for a Capital Markets Day December 15, 2022.

SEK b.	Q2 2022	Q2 2021	YoY change	Q1 2022	QoQ change	Jan-Jun 2022	Jan-Jun 2021	YoY change
Net sales	62.5	54.9	14%	55.1	13%	117.5	104.7	12%
Sales growth adj. for comparable units and currency ¹	—	—	5%	—	—	—	—	4%
Gross margin ¹	42.1%	43.4%	—	42.3%	—	42.2%	43.1%	—
EBIT	7.3	5.8	26%	4.7	54%	12.1	11.1	9%
EBIT margin ¹	11.7%	10.6%	—	8.6%	—	10.3%	10.6%	—
Net income	4.7	3.9	19%	2.9	60%	7.6	7.1	7%
EPS diluted, SEK	1.35	1.10	23%	0.88	53%	2.23	2.06	8%
Measures excl. restructuring charges ¹
Gross margin excluding restructuring charges	42.2%	43.4%	—	42.3%	—	42.2%	43.2%	—
EBIT excluding restructuring charges	7.4	5.8	26%	4.8	54%	12.1	11.2	9%
EBIT margin excluding restructuring charges	11.8%	10.6%	—	8.7%	—	10.3%	10.7%	—
Free cash flow before M & A	4.4	4.1	9%	-1.7	—	2.8	5.6	-51%
Net cash, end of period	70.3	43.7	61%	65.2	8%	70.3	43.7	61%

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

1 Ericsson | Second quarter report 2022

CEO comments

Strong business momentum continued during the second quarter. Rollout of 5G networks and market share gains resulted in a 5% organic sales1 growth in the quarter. We have adjusted our group structure to strengthen execution of our strategy to be a leading mobile infrastructure provider and to establish a focused enterprise business. Consumers, enterprises, and society will be digitalized through 5G in a way we have not seen before. With our strategy, we are in a position to capture these opportunities to enable further growth.

Technology leadership is a foundation for our growth strategy. Since 2017, our increased R&D investments have created significant value. The geopolitical situation has also required proactive investments to de-risk our supply chain and ensure that we can deliver on our strategy to gain footprint. The global supply chain situation remains challenging and inflationary pressures are strong. Combined, this results in cost increases which we work hard to mitigate as far as possible. As contracts expire, we aim to adjust pricing. However, we believe the best way to compensate for cost increases is the continued investment in technology to increase the cadence of bringing new innovative solutions to the market.

Fulfilling customer commitments under current challenging conditions, comes at a cost which dilutes gross margin. The increased costs have been largely absorbed through our investments in innovation and continuous improvements. Increased sales resulted in a gross income improvement in absolute terms of SEK 2.4 b. compared with Q2 last year, despite lower IPR revenues of SEK 0.9 b. YoY.

While 5G is the fastest scaling mobile technology, global penetration is still in an early phase. We foresee that the global 5G build-out will be larger and continue for longer than previous mobile generations. The build-out will include evolving consumer use cases, such as Fixed Wireless Access, mobile gaming and XR applications, in addition to new areas, such as enterprise and first responders.

Networks sales1 grew organically by 6% in Q2 underpinned by market share gains. Gross margin was 45.1% (47.9%), impacted by lower IPR revenues, increased component and logistics costs, and proactive investments in supply chain resilience, which enabled continued delivery performance in the quarter. We continue to invest in enhancing and expanding our offerings, and we increased R&D in the quarter primarily for Cloud RAN and acceleration of the next-generation Ericsson Silicon (ASICs).

Digital Services sales1 grew organically by 2% YoY with strong growth in cloud native 5G Core, and an EBIT of SEK -1.3 (-1.6) b. The accelerated 5G Core projects with initial deployment costs partly offset the margin improvement from increased software sales.

Managed Services sales1 were flat YoY with an EBIT margin of 11.2% (8.1%). With a 4Q rolling EBIT margin2 of 9.5%, we achieved our 2022 target two quarters ahead of plan.

The new group structure, to be reported from Q3, positions us well to execute on our strategy. Segment Cloud Software and Services is formed by merging Digital Services and Managed Services to create stronger customer propositions as our customers are moving towards

5G using cloud technologies and intelligent automation. The Digital Services business will leverage our technology leadership to accelerate customers’ transformation to cloud native networks. We are committed to turning around the business in support of the Group reaching the long-term targets.

Segment Enterprise includes Enterprise Wireless Solutions, combining Cradlepoint with Dedicated Networks to capture the growing needs for enterprise solutions. The Enterprise segment will also include the Global Network Platform, which we believe will create a paradigm shift in the industry as the full capabilities of the network will be exposed to the global developer communities and enterprises. This will inspire innovation with new opportunities for the operators to monetize network investments. The intended acquisition of Vonage is an important building block, and we are working to secure approval and close the transaction before end of July. The third element of the Enterprise segment is Technologies & New Businesses, previously within segment Emerging Business and Other.

IPR licensing revenues were affected by several expiring patent license agreements pending renewal and by 5G license negotiations in the quarter. We are confident in our strong 5G position and leading patent portfolio, positioning us well to conclude pending and future license renewals. With current contracts, revenues from IPR are estimated to be SEK 1.0–1.5 b. in Q3.

To secure deliveries we have pro-actively increased our buffer inventories. Additionally, unpredictable deliveries of components and site material led to increased inventory levels across our business. We were, however, able to partly offset the inventory increases with other working capital improvements, thereby delivering an improved free cash flow before M&A amounting to SEK 4.4 (4.1) b. Based on current visibility, we expect a gradual reduction in inventory towards the end of the year.

We continue to strengthen our governance, risk management, and compliance across the group and are fully committed to operating with integrity. We continue to engage with the Department of Justice and the Securities and Exchange Commission in relation to the 2019 Iraq investigation report and the DPA breach notices. The outcome of these matters cannot be assessed at this point in time. We are fully committed to cooperating with the US authorities.

Our strategy targets a higher growth trajectory as we aim to grow our core mobile infrastructure business and capitalize on the fast-growing enterprise market. With 5G, the world is experiencing the largest innovation platform to date, where anything that can go wireless, will go wireless. Ericsson is at the epicenter of this powerful trend, and we will continue to invest in technology leadership to ensure we capitalize on this position. EBITA margin2 rolling four quarters was 14% and we remain determined to reach our long-term target of an EBITA margin2 of 15–18% no later than in 2–3 years.

Börje Ekholm

President and CEO

[1]	Sales adjusted for comparable units and currency

[2]	Excluding restructuring charges

2 Ericsson | Second quarter report 2022	CEO comments

Financial highlights

Net sales development

SEK b.	Q2 2022	Q2 2021	YoY change	YoY adj.¹	Q1 2022	Jan-Jun 2022	Jan-Jun 2021	YoY change	YoY adj.¹
Networks	46.0	39.9	15%	6%	40.7	86.7	76.1	14%	5%
Digital Services	8.7	7.9	10%	2%	7.2	15.9	14.8	7%	0%
Managed Services	5.4	5.1	6%	0%	4.9	10.4	10.0	4%	-2%
Emerging Business and Other	2.4	2.1	17%	7%	2.2	4.6	3.8	21%	11%
Total	62.5	54.9	14%	5%	55.1	117.5	104.7	12%	4%

[1]	Sales growth adjusted for comparable units and currency. Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

Group reported sales were SEK 62.5 (54.9) b. Sales adjusted for comparable units and currency increased by 5% YoY, with growth in four of the five market areas.

IPR licensing revenues decreased to SEK 1.4 (2.3) b. Q2 2021 was positively impacted by two quarters of revenue from a renewed patent license agreement.

Networks sales adjusted for comparable units and currency increased by 6% YoY. Sales growth was driven primarily by North America and Europe. Networks accounted for 73% (73%) of total sales.

Digital Services sales adjusted for comparable units and currency increased by 2% YoY, driven primarily by cloud native 5G Core. Digital Services share of total sales was 14% (14%).

Managed Services sales adjusted for comparable units and currency were stable. Managed Services share of total sales was 9% (9%).

Emerging Business and Other sales adjusted for comparable units and currency increased by 7% YoY driven by Cradlepoint and iconectiv. Emerging Business and Other share of total sales was 4% (4%).

Income and margin development

SEK b.	Q2 2022	Q2 2021	YoY change	Q1 2022	QoQ change	Jan-Jun 2022	Jan-Jun 2021	YoY change
Net sales	62.5	54.9	14%	55.1	13%	117.5	104.7	12%
Gross income	26.3	23.9	10%	23.3	13%	49.6	45.2	10%
Gross margin	42.1%	43.4%	—	42.3%	—	42.2%	43.1%	—
Research and development (R&D) expenses	-11.5	-10.5	—	-10.7	—	-22.2	-20.1	—
Selling and administrative expenses	-7.9	-7.0	—	-6.6	—	-14.5	-13.2	—
Impairment losses on trade receivables	0.0	0.1	-97%	-0.2	—	-0.2	-0.1	—
Other operating income and expenses	0.4	-0.6	—	-1.1	—	-0.7	-0.6	—
Share in earnings of JV and associated companies	0.0	-0.1	—	0.0	—	0.0	-0.2	—
EBIT	7.3	5.8	26%	4.7	54%	12.1	11.1	9%
of which Networks	8.8	8.6	2%	6.7	31%	15.6	15.9	-2%
of which Digital Services	-1.3	-1.6	—	-1.4	—	-2.7	-3.1	—
of which Managed Services	0.6	0.4	45%	0.6	2%	1.2	0.7	64%
of which Emerging Business & Other	-0.8	-1.7	—	-1.2	—	-2.0	-2.4	—
EBIT margin	11.7%	10.6%	—	8.6%	—	10.3%	10.6%	—
Financial income and expenses, net	-0.8	-0.5	—	-0.6	—	-1.4	-1.0	—
Income tax	-1.9	-1.5	—	-1.2	—	-3.1	-3.0	—
Net income	4.7	3.9	19%	2.9	60%	7.6	7.1	7%
Restructuring charges	0.0	0.0	—	0.0	—	-0.1	-0.1	—
Measures excl. restr. charges and other items affecting comparability ¹
Gross margin excluding restructuring charges	42.2%	43.4%	—	42.3%	—	42.2%	43.2%	—
EBIT margin excluding restructuring charges	11.8%	10.6%	—	8.7%	—	10.3%	10.7%	—
EBITA excluding restructuring charges	7.5	6.1	23%	5.0	51%	12.5	11.7	6%
EBITA margin excluding restructuring charges	12.0%	11.1%	—	9.1%	—	10.6%	11.2%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

3 Ericsson | Second quarter report 2022	Financial highlights

Gross margin

Reported gross margin was 42.1% (43.4%). The margin was impacted by lower IPR revenues of SEK 0.9 b. YoY. Furthermore, increased component and logistics costs, and proactive investments in supply chain resilience in Networks impacted the margin negatively, but this impact was partly offset by timing of software sales in a large contract and underlying improvements. Gross margin increased in Digital Services and Managed Services YoY, while it declined in Networks and in Emerging Business and Other.

Sequentially, reported gross margin declined slightly to 42.1% from 42.3%, however with an increase in Networks.

Research and development (R&D) expenses

R&D expenses amounted to SEK -11.5 (-10.5) b. including a negative currency impact of SEK -0.4 b. R&D expenses increased primarily in Networks due to further investments in Cloud RAN and in Ericsson Silicon (ASICs).

Selling and administrative (SG&A) expenses

SG&A expenses were SEK -7.9 (-7.0) b. including a negative currency impact of SEK -0.3 b. The increase is mainly in legal and compliance related expenses.

Other operating income and expenses

Other operating income and expenses was SEK 0.4 (-0.6) b. Q2 2021 was negatively impacted by SEK -0.8 b. from a commercial settlement. There was a positive impact from Ericsson Ventures of SEK 0.1 b. in the quarter.

Restructuring charges

Restructuring charges amounted to SEK 0.0 (0.0) b.

EBIT

Reported EBIT increased to SEK 7.3 (5.8) b. driven by higher sales and higher gross income. EBIT improved across all segments. EBIT margin was 11.7% (10.6%).

Sequentially, reported EBIT increased to SEK 7.3 b. from SEK 4.7 b. as a result of seasonally higher sales and higher gross income.

Reported EBIT margin rolling four quarters was 13.4%.

EBITA

Reported EBITA increased to SEK 7.5 (6.1) b. corresponding to an EBITA margin of 12.0% (11.1%).

Reported EBITA margin rolling four quarters was 13.9%.

Financial income and expenses, net

Reported financial net was SEK -0.8 (-0.5) b. The strengthened USD to SEK resulted in a negative currency hedge effect of SEK -0.5 (0.1) b.

Sequentially, financial net decreased by SEK -0.1 b. to SEK -0.8 b. The currency hedge effect was SEK -0.5 b. in the quarter, versus SEK -0.2 b. in Q1 2022. The USD strengthened against the SEK between March 31, 2022 (SEK/USD rate 9.32) and June 30, 2022 (SEK/USD rate 10.31).

Income tax

Taxes were SEK -1.9 (-1.5) b. The effective tax rate in Q2 was 29%, unchanged from Q1 2022. Tax rate in Q2 2021 was 27%.

Net income

Net income improved to SEK 4.7 (3.9) b. and EPS diluted increased to SEK 1.35 (1.10).

Employees

The number of employees on June 30, 2022, was 101,459 compared with 101,067 on March 31, 2022. The increase is related mainly to R&D.

Financial highlights, year to date (Jan-June) development

Reported sales increased by 12%. Sales adjusted for comparable units and currency increased by 4% driven primarily by sales in market areas North America and Europe and Latin America. Networks sales adjusted for comparable units and currency increased by 5%, Emerging Business and Other grew by 11%, Digital Services sales were stable while Managed Services declined by -2%.

Reported gross income increased to SEK 49.6 (45.2) b. as a result of higher sales. Gross margin decreased to 42.2% (43.1%) impacted by investments in supply chain resilience in Networks as well as increased component and supply chain costs.

Reported EBIT increased YoY to SEK 12.1 (11.1) b. The higher gross income was partly offset by higher operating expenses. R&D expenses increased by SEK -2.1 b. including a currency impact of SEK -0.8 b. R&D expenses increased primarily in Networks as a result of further investments in Cloud RAN and in Ericsson Silicon (ASICs). SG&A expenses increased by SEK -1.3 b. including a currency impact of SEK -0.6 b. The increase is mainly related to legal and compliance expenses.

Reported EBITA increased to SEK 12.4 (11.7) b. YoY, corresponding to an EBITA margin of 10.6% (11.1%).

Net income year to date improved to SEK 7.6 (7.1) b. where the improved EBIT more than offset a more negative financial net and slightly higher taxes.

4 Ericsson | Second quarter report 2022	Financial highlights

Market area sales

SEK b.	Q2 2022	Q2 2021	YoY change	YoY adj.¹	Q1 2022	QoQ change	Jan-Jun 2022	YoY change
South East Asia, Oceania and India	8.0	7.1	12%	6%	5.8	36%	13.8	0%
North East Asia	7.3	7.1	3%	-1%	5.4	35%	12.7	-6%
North America	22.8	18.0	27%	12%	20.7	10%	43.6	24%
Europe and Latin America	15.3	14.0	9%	4%	15.3	0%	30.6	15%
Middle East and Africa	5.2	4.5	17%	8%	4.3	21%	9.5	8%
Other²	3.8	4.3	-12%	—	3.5	9%	7.3	7%
Total	62.5	54.9	14%	5%	55.1	13%	117.5	12%

[1]	Sales growth adjusted for comparable units and currency.
[2]	Market area “Other” includes primarily IPR licensing revenues and the major part of segment Emerging Business and Other.

Sales breakdown by market area by segment is available at the end of this report.

•	Continued momentum in North America.
•	Continued Networks sales growth in Europe despite suspended business in Russia.
•	Organic growth in four of the five market areas.

South East Asia, Oceania and India

Currency adjusted sales increased by 6% YoY. Networks sales grew, primarily driven by project milestones in several markets. Digital Services grew as a result of market share gains as well as project milestones. Managed Services sales increased mainly due to timing of variable sales and a new contract signed in the second half of 2021. Reported sales increased by 12% YoY.

North East Asia

Currency adjusted sales declined by -1% YoY. Sales in Networks declined, while sales in Digital Services increased as a result of project timing. Reported sales increased by 3% YoY.

North America

Currency adjusted sales increased by 12% YoY driven by strong demand for 5G solutions in Networks. Sales in Digital Services were stable. Reported sales increased by 27% YoY.

Europe and Latin America

Currency adjusted sales increased by 4% YoY with 4% growth in Europe and stable sales in Latin America. The invasion of Ukraine by Russia and the subsequent suspension of the affected business impacted sales by SEK -1.2 b. YoY. Sales in Networks showed double-digit growth as a result of market share gains. Sales in Digital Services declined due to suspension of affected business in Russia. Managed Services sales declined as a result of rescoping and renegotiations of contracts. Reported sales increased by 9% YoY.

Middle East and Africa

Currency adjusted sales increased by 8% YoY. Sales increased in Networks driven predominantly by 4G rollouts in Africa. Digital Services sales grew due to software upgrades in Africa. Reported sales increased by 17% YoY.

Other

IPR licensing revenues decreased to SEK 1.4 (2.3) b. impacted by expired patent license agreements pending renewal. Q2 2021 was positively impacted by two quarters of revenue from a renewed patent license agreement.

Sequentially, IPR licensing revenues were stable at SEK 1.4 b.

5 Ericsson | Second quarter report 2022	Market area sales

Segment results

Segment Networks

SEK b.	Q2 2022	Q2 2021	YoY change	Q1 2022
Net sales	46.0	39.9	15%	40.7
Of which IPR licensing revenues	1.2	1.9	-38%	1.1
Sales growth adj. for comparable units and FX	—	—	6%	—
Gross income	20.7	19.1	8%	18.2
Gross margin	45.1%	47.9%	—	44.7%
EBIT	8.8	8.6	2%	6.7
EBIT margin	19.2%	21.7%	—	16.6%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	45.2%	47.9%	—	44.8%
EBIT excl. restructuring charges	8.9	8.7	2%	6.8
EBIT margin excl. restructuring charges	19.3%	21.7%	—	16.6%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales adjusted for comparable units and currency grew by 6%.
•	Component prices and supply chain costs affected gross margin.
•	Continued increased investments in Cloud RAN and in Ericsson Silicon (ASICs) and supply chain.

Net sales

Sales adjusted for comparable units and currency increased by 6% YoY with continued good momentum in 5G. Sales growth was driven primarily by North America and Europe. Reported sales increased by 15% YoY.

Sequentially, reported sales increased by 13%, with growth in four of the five market areas.

Gross margin

Reported gross margin decreased to 45.1% (47.9%). Gross margin was impacted by lower IPR licensing revenues, increased component and logistics costs, and proactive investments in supply chain resilience to secure deliveries to customers. These impacts were partly offset by the shift from Q1 to Q2 of software sales in a large contract as well as underlying improvements from new product introductions.

Reported gross margin increased QoQ due to timing of software sales in a large contract. The increase was partly offset by continued high component and supply chain costs.

EBIT

Reported EBIT increased to SEK 8.8 (8.6) b. with an EBIT margin of 19.2% (21.7%). EBIT margin was impacted by increased investments in R&D in Cloud RAN and in Ericsson Silicon (ASICs).

Sequentially, reported EBIT increased to SEK 8.8 b. from SEK 6.7 b. driven primarily by higher sales and gross income.

Net sales rolling four quarters were SEK 178.4 b. and reported EBIT margin rolling four quarters was 20.7%.

Segment Digital Services

SEK b.	Q2 2022	Q2 2021	YoY change	Q1 2022
Net sales	8.7	7.9	10%	7.2
Of which IPR licensing revenues	0.3	0.4	-38%	0.3
Sales growth adj. for comparable units and FX	—	—	2%	—
Gross income	3.5	3.0	16%	3.1
Gross margin	39.9%	37.9%	—	42.9%
EBIT (loss)	-1.3	-1.6	—	-1.4
EBIT margin	-15.3%	-19.9%	—	-19.7%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	39.9%	37.9%	—	42.9%
EBIT (loss) excl. restructuring charges	-1.3	-1.6	—	-1.4
EBIT margin excl. restructuring charges	-15.3%	-19.8%	—	-19.2%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales adjusted for comparable units and currency grew by 2%.
•	Double-digit growth in cloud native 5G Core.
•	Continued investments in cloud native 5G portfolio and service orchestration.

Net sales

Sales adjusted for comparable units and currency increased by 2% YoY. Sales grew in constant currency in the Middle East and Africa, North East Asia and in South East Asia, Oceania and India. Reported sales increased by 10% YoY driven by cloud native 5G Core.

Sequentially, reported sales increased by 20%, with double-digit growth in all market areas.

Gross margin

Reported gross margin was 39.9% (37.9%). Gross margin in the quarter was impacted by initial deployment costs for the cloud native 5G Core portfolio, as well as by a lower share of IPR licensing revenues compared with Q2 2021. In Q2 2021 there was a negative impact of -3.6 percentage points on the gross margin due to a write-down of pre-commercial product investments for the Chinese market.

Reported gross margin decreased QoQ, due to initial deployment costs as cloud native 5G Core deployments are accelerating.

EBIT (loss)

Reported EBIT (loss) was SEK -1.3 (-1.6) b. with an EBIT margin of -15.3% (-19.9%). EBIT improved due to higher sales and higher gross margin. EBIT was impacted by continued investments in the cloud native 5G portfolio and in service orchestration. EBIT in Q2 2021 was impacted by a write-down of pre-commercial product investments for the Chinese market.

Sequentially, reported EBIT was SEK -1.3 b. compared to SEK -1.4 b. in Q1 driven by higher sales in the quarter.

Net sales rolling four quarters were SEK 37.2 b. and reported EBIT margin rolling four quarters was -8.8%.

6 Ericsson | Second quarter report 2022	Segment results

Segment Managed Services

SEK b.	Q2 2022	Q2 2021	YoY change	Q1 2022
Net sales	5.4	5.1	6%	4.9
Sales growth adj. for comparable units and FX	—	—	0%	—
Gross income	1.2	1.0	28%	1.1
Gross margin	23.0%	19.0%	—	23.2%
EBIT	0.6	0.4	45%	0.6
EBIT margin	11.2%	8.1%	—	12.0%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	23.0%	19.0%	—	23.0%
EBIT excl. restructuring charges	0.6	0.4	45%	0.6
EBIT margin excl. restructuring charges	11.1%	8.1%	—	11.8%

•	Network Optimization sales growth in all market areas.
•	EBIT margin, excl. restructuring charges, rolling 4Q was 9.5%, reaching 2022 target early.
•	Continued investments in automation, analytics and AI offerings – supporting 5G and efficiency in service delivery.

Net sales

Sales adjusted for comparable units and currency were stable YoY. Sales in Network Optimization showed growth in all market areas, and variable sales grew. Reported sales increased by 6% YoY.

Gross margin

Reported gross margin increased to 23.0% (19.0%) driven by increased variable sales and increased Network Optimization sales.

Reported gross margin decreased slightly to 23.0% from 23.2% QoQ.

EBIT

Reported EBIT increased to SEK 0.6 (0.4) b. with an EBIT margin of 11.2% (8.1%). The improvement was driven by increased gross margin.

Reported EBIT was flat at SEK 0.6 b. QoQ.

Net sales rolling four quarters were SEK 20.8 b. EBIT margin (excluding restructuring charges) rolling four quarters was 9.5%, reaching the 2022 EBIT target of 9–11% two quarters early.

Segment Emerging Business and Other

SEK b.	Q2 2022	Q2 2021	YoY change	Q1 2022
Net sales	2.4	2.1	17%	2.2
Sales growth adj. for comparable units and FX	—	—	7%	—
Gross income	0.9	0.8	10%	0.8
Gross margin	35.8%	37.9%	—	38.1%
EBIT (loss)	-0.8	-1.7	—	-1.2
EBIT margin	-33.1%	-81.1%	—	-53.8%
Restructuring charges	0.0	0.0	—	0.0
Measures excl. restructuring charges
Gross margin excl. restructuring charges	35.8%	38.1%	—	38.1%
EBIT (loss) excl. restructuring charges	-0.8	-1.7	—	-1.2
EBIT margin excl. restructuring charges	-32.9%	-81.5%	—	-53.5%

•	Cradlepoint and iconectiv drove sales growth.
•	Positive EBIT impact of SEK 0.1 b. from Ericsson Ventures investments.

Net sales

Sales adjusted for comparable units and currency increased by 7% YoY driven by Cradlepoint and iconectiv. Reported sales increased by 17% YoY.

Gross margin

Reported gross margin decreased to 35.8% (37.9%). The decrease relates mainly to Cradlepoint, where Q2 2021 was positively impacted by SEK 0.1 b. from the changes between the preliminary and final PPA (Purchase Price Allocation), impacting net sales, gross margin and EBIT. Cradlepoint gross margin continues to be well above group average.

Reported gross margin decreased to 35.8% from 38.1% QoQ, with decline across several businesses.

EBIT (loss)

Reported EBIT (loss) was SEK -0.8 (-1.7) b.

Reported EBIT in the quarter was positively impacted by SEK 0.1 b. related to Ericsson Ventures investments. In Q2 2021, reported EBIT was negatively impacted by SEK -0.8 b. from a commercial settlement.

Reported EBIT (loss) decreased to SEK -0.8 b. from SEK -1.2 b. QoQ. In Q1 2022, reported EBIT was negatively impacted by SEK -0.3 b. from revaluation of Ericsson Ventures investments.

Net sales rolling four quarters were SEK 8.7 b. and reported EBIT margin rolling four quarters was -32.9%.

7 Ericsson | Second quarter report 2022	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q2 2022	Q2 2021	Q1 2022	Jan-Jun 2022	Jan-Jun 2021
EBIT excl. restructuring charges	7.4	5.8	4.8	12.1	11.2

Depreciation, amortization and impairment losses	2.2	2.1	2.1	4.4	4.0

Restructuring charges	0.0	0.0	0.0	-0.1	-0.1

Changes in working capital1)	-1.3	0.2	-5.5	-6.8	-3.6

Interest paid/received, taxes paid, and other	-1.9	-2.2	-1.4	-3.3	-2.3

Cash flow from operating activities	6.3	5.9	0.0	6.3	9.1

Capex net and other investing activities	-1.3	-1.3	-1.1	-2.4	-2.4

Repayment of lease liabilities	-0.6	-0.6	-0.6	-1.2	-1.2

Free cash flow before M & A	4.4	4.1	-1.7	2.8	5.6

M & A	0.1	-0.1	0.0	0.2	-0.1

Free cash flow after M & A	4.6	4.0	-1.6	3.0	5.6

Cash flow from operating activities	6.3	5.9	0.0	6.3	9.1
Cash flow from investing activities	21.9	-7.1	14.4	36.4	-8.1
Cash flow from financing activities	-14.5	4.3	7.8	-6.7	-1.9

SEK b.	Jun 30 2022	Jun 30 2021	Mar 31 2022
Gross cash	100.4	77.1	104.2

-Borrowings, current	3.7	11.7	10.4
-Borrowings, non-current	26.4	21.7	28.6

Net cash	70.3	43.7	65.2

Equity	127.8	91.7	109.9
Total assets	332.5	281.0	323.9
Capital turnover (times)	1.2	1.3	1.2
Return on capital employed (% )	12.8%	13.5%	10.2%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets

•	Free cash flow before M&A was SEK 4.4 (4.1) b.

•	Net cash position increased to SEK 70.3 (43.7) b.

•	Bond repayment of USD -1.0 b. (SEK -10.0 b.).

Cash flow from operating activities

Reported cash flow from operating activities was SEK 6.3 (5.9) b. Cash flow was supported by improved EBIT, partly offset by an increase in working capital. Inventory increased but was partly offset by higher customer collections. Q2 2021 was positively impacted by higher IPR payments. Taxes paid were SEK -1.0 b.

Free cash flow

Free cash flow before M&A was SEK 4.4 (4.1) b. Capex net and other investing activities were SEK -1.3 (-1.1) b. mainly related to investments in test equipment in Networks. Repayment of lease liabilities was stable at SEK -0.6 b. YoY. There were limited M&A activities in the quarter and free cash flow after M&A was SEK 4.6 (4.0) b.

Cash flow from investing activities

Reported cash flow from investing activities was SEK 21.9 (-7.1) b. mainly due to the disposal of interest-bearing securities.

Cash flow from financing activities

Reported cash flow from financing activities was SEK -14.5 (4.3) b. driven primarily by the repayment of a USD -1.0 b. (SEK -10.0 b.) bond and the first of two equal dividend payouts of SEK -4.2 b. The second payout of SEK 1.25 per share (SEK -4.2 b.) will be paid out in October.

Financial position

Gross cash declined by SEK -3.8 b. QoQ to SEK 100.4 b. The repayment of a USD -1.0 b. (SEK -10.0 b.) bond and the payout of the dividend to shareholders were partly offset by the positive free cash flow and positive FX effect on cash positions held in foreign currency. Net cash increased by SEK 5.2 b. QoQ, from SEK 65.2 b. to SEK 70.3 b. as a result of the positive free cash flow and FX effect on cash, partly offset by dividend paid to shareholders and increase in reported debt held in foreign currency.

The average maturity of long-term borrowings as of June 30, 2022, was 4.4 years, an increase from 4.0 years 12 months earlier.

Liabilities for post-employment benefits decreased to SEK 25.3 b. from SEK 30.6 b. in the quarter, due to significantly higher discount rates. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 6.8 b. (SEK 18.5 b. lower than current DBO).

Return on capital employed (ROCE) was 12.8% (13.5%), where the decline was driven by an increase in capital employed, partly offset by improved EBIT.

8 Ericsson | Second quarter report 2022	Cash flow and financial position

Key data points

Market related

•	The global RAN equipment market is estimated to grow by 5% (5%) in 2022. North America is expected to grow by 12% (8%), Europe by 5% (5%) and Mainland China by 4% (4%).

Source: Dell’Oro Mobile RAN Quarterly report 1Q 22. Numbers in brackets from Dell’Oro Mobile RAN outlook report February 2022.

Ericsson related

Group long-term financial targets

•	EBITA margin, excluding restructuring: 15–18%.

•	Free Cash flow (before M&A): 9–12% of sales.

Net sales

Reported average seasonality last 3 years (2019–2021), %

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	-26%	+11%	+3%	+21%
Networks	-22%	+12%	+3%	+19%
Digital Services	-43%	+15%	+7%	+42%

Net sales may show large variations between quarters.

Sales to Russia amounted to SEK 4.1 b. in 2021.

Operating expenses excluding restructuring

Reported average seasonality last 3 years (2019–2021), SEK b.

Positive numbers = decrease in operating expenses.

Negative numbers = increase in operating expenses.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Ericsson Group	+3.2	-1.4	+1.3	-3.1

Operating expenses may show large variations between quarters.

M&A

Working to secure approval and close the Vonage transaction before end of July 2022.

Currency exposure

•	Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately +/-5% on net sales and approximately +/-1 percentage point on EBIT margin.

9 Ericsson | Second quarter report 2022	Key data points

Parent Company

Income after financial items January–June 2022, was SEK 18.0 (5.7) b.

At the end of the quarter, gross cash (cash, cash equivalents, short-term investments and interest-bearing securities, non-current) amounted to SEK 85.1 (62.9) b.

There was a decrease in intercompany lending of SEK 3.7 b. and in intercompany borrowing of SEK 0.8 b. in the second quarter.

The Parent Company has recognized dividends from subsidiaries of SEK 16.7 (0.6) b. in the quarter.

The holding of treasury stock on June 30, 2022, was 4,009,306 Class B shares.

10 Ericsson | Second quarter report 2022	Parent Company

Other information

Legal proceedings

On October 4, 2021, Ericsson asked the U.S. District Court for the Eastern District of Texas for a declaration that Ericsson has, in its negotiations with Apple, complied with its FRAND commitment and all other applicable laws and policies that would affect the terms of Ericsson’s and Apple’s prospective license. On December 17, 2021, Apple filed a responsive case against Ericsson in the U.S. District Court for the Eastern District of Texas alleging, among other things, that Ericsson breached obligations associated with the licensing of its standard essential patents under FRAND terms.

Ericsson and Apple were not able to renew the now expired patent license agreement between the parties in a timely manner. On January 18, 2022, Ericsson filed three complaints with the US International Trade Commission (ITC) alleging infringement of 12 patents by certain Apple products. In addition, Ericsson filed companion lawsuits in the Western District of Texas alleging infringement of the same 12 patents. On January 19, 2022 Apple responded by filing a complaint against Ericsson in the ITC alleging that certain Ericsson products infringe three Apple patents.

In January of 2022, Ericsson also filed lawsuits in several jurisdictions in Europe (Germany, the Netherlands, and Belgium) and South America (Brazil and Colombia) alleging that certain Apple products infringe Ericsson patents. Apple likewise filed lawsuits in Germany and China alleging that certain Ericsson products infringe Apple patents and utility models. In the following months, Ericsson made further filings in the United Kingdom, the Netherlands, and Brazil alleging Apple products infringe additional Ericsson patents. Apple filed further lawsuits in Germany alleging Ericsson products infringe additional Apple patents.

PRESS RELEASES

April 20, 2022 | Ericsson’s Nomination Committee appointed

On April 20, 2022, Ericsson’s Nomination Committee for the Annual General Meeting 2023 has been appointed in accordance with the Instruction for the Nomination Committee resolved by the Annual General Meeting 2012.

The Nomination Committee consists of:

•	Johan Forssell, Investor AB;

•	Karl Åberg, AB Industrivärden;

•	Anders Oscarsson, AMF – Tjänstepension och Fonder;

•	Jonas Synnergren, Cevian Capital Partners Limited; and

•	Ronnie Leten, the Chair of the Board of Directors.

Johan Forssell is the Chair of the Nomination Committee.

Shareholders who wish to submit proposals to the Nomination Committee are welcome to contact the Nomination Committee. Proposals must be received in due time before the Annual General Meeting to ensure that the proposals can be considered by the Nomination Committee.

CONTACT THE NOMINATION COMMITTEE:

Telefonaktiebolaget LM Ericsson

The Nomination Committee

c/o The Board of Directors Secretariat

SE-164 83 Stockholm

Sweden

E-mail: nomination.committee@ericsson.com

https://www.ericsson.com/en/press-releases/2022/4/ericssons-nomination-committee-appointed

May 18, 2022 | Ericsson changes Group structure and Executive Team to execute on growth strategy

Ericsson’s strategy is to be a leader in mobile infrastructure and to establish an enterprise business. Today, Ericsson announces changes to the group structure and Executive Team to position itself to execute on its strategy and growth ambitions while continuing to invest in R&D to maintain its technology leadership. The new Executive Team roles and the new organization will take effect June 1, 2022.

Business Area Cloud Software and Services

To lead in the mobile infrastructure business, a Business Area Cloud Software and Services is created by merging Business Area Digital Services and Business Area Managed Services. This will enable Ericsson to capitalize on the convergence of cloud, software and services. Through the new structure, Ericsson will be able to leverage investments in R&D, increase cloud native expertise and build its combined offerings for automation and AI for service delivery. This will allow Ericsson to build on the success in recent years which includes strong development in the cloud native 5G core portfolio where 16 out of the 20 largest operators globally have chosen Ericsson. Managed Services has undergone a significant transformation in recent years with the introduction of the AI-driven Ericsson Operation Engine, enabling proactive and predictive network and IT operations and optimization, and a shift towards a more software-driven offering.

Per Narvinger is appointed Senior Vice President and head of Business Area Cloud Software and Services and will be a member of the Ericsson Executive Team. Narvinger is currently Head of Product Area Networks within Business Area Networks.

Jan Karlsson, currently head of Business Area Digital Services, will leave the Executive Team and instead drive the development of the Global Network Platform, reporting to CEO Börje Ekholm. As previously communicated, Peter Laurin, currently head of Business Area Managed Services will leave Ericsson for opportunities outside Ericsson.

“Through the new Business Area Cloud Software and Services we provide solutions that will help our customers automate the increasingly complex networks for cost advantages and speed to market. By combining the two business areas we can coordinate our investments in orchestration and AI solutions leveraging insight from our network operations. This will allow us to remain a technology leader in a constantly evolving market. I look forward to working with Per as we take the next steps in reaching Ericsson’s growth ambitions. I also want to thank Jan and Peter for their contributions to the Executive Team. They have both been instrumental in executing on our focused strategy and Ericsson’s turnaround”, says Börje Ekholm.

Business Area Enterprise Wireless Solutions

A new Business Area Enterprise Wireless Solutions, comprised of the current Cradlepoint business and Dedicated Networks, is created to take full accountability and focus to develop solutions to meet the growing needs of enterprises and create a dedicated go-to-market organization for enterprise customers including leveraging the established relationship with service providers. The new Business Area will enable Ericsson to build on recent success which includes strong growth for Cradlepoint as 5G coverage increases on the US C-band and the launch of Ericsson Private 5G (EP5G) in several leading markets.

11 Ericsson | Second quarter report 2022	Other information

George Mulhern is appointed Senior Vice President and head of Business Area Enterprise Wireless Solutions and will be a member of the Ericsson Executive Team. Mulhern is currently CEO of Cradlepoint.

Åsa Tamsons will continue in her role as Senior Vice President and head of Business Area Technologies & New Businesses which will continue to focus on developing new business solutions to accelerate growth across Ericsson’s core and enterprise businesses – building on the successful model established to incubate new growth businesses, such as Dedicated Networks and Cradlepoint.

“With this change we are taking important steps in our journey to execute on our strategy. The new Business Area Enterprise Wireless Solutions will provide the focus and conditions we need to thrive in the enterprise market and secure the next wave of success for this business. We are also excited to continue to invest in new businesses for our long-term growth through the proven model established in Business Area Technologies & New Businesses. I want to extend a warm welcome to George as he joins Ericsson’s Executive Team“, says Börje Ekholm.

Group Function Global Operations

The company is also changing its group function structure by adding a Group Function Global Operations. This function will combine the many support functions that are currently spread across the Company, including Sourcing, IT, Digital Transformation, Group Sales, Real Estate and the operations parts of the People and Finance Functions. By creating a global operations function, Ericsson will be able to run its global operations more effectively and consistently across the organization.

Moti Gyamlani is appointed Senior Vice President and head of Group Function Global Operations and will be a member of the Ericsson Executive Team. Moti is currently working as Head of Group Sourcing.

“Global Operations is created to achieve best-in class customer and employee experience by simplifying and digitalizing end-to-end process flows in the company. By creating this function, we will be able to better serve the needs of our customers and better support our people, making us more agile and more competitive. It is great to welcome Moti to the Executive Team and look forward to working together with him to create a world class global operations function”, says Börje Ekholm.

Executive Team changes

Arun Bansal, currently Executive Vice President and Head of Market Area Europe and Latin America, will leave the company to pursue other opportunities and will therefore step down from his EVP role with immediate effect. He has been with Ericsson since 1995 and has been in his current role for the last five years. The Acting Head of Market Area Europe and Latin America will be announced separately.

“Arun has been leading our Market Area Europe and Latin America for the last five years and has been instrumental in driving change across the organization, and in establishing and nurturing some of our most important customer relationships. I wish Arun all the best in his future endeavors”, says Börje Ekholm.

“After turning around the company, Ericsson is entering a new phase of growth. The changed group structure that we announce today represents exciting opportunities for our people, our customers and our business and will allow us to continue to grow our core mobile infrastructure business and capitalize on the fast-growing enterprise market. Within 2-3 years, we want to achieve our long-term goal of growing faster than the market and an EBITA margin (excluding restructuring costs) of 15-18% for the Group. I look forward to working together with the new Executive Team, and the whole Ericsson team, as we accelerate our work to execute on our strategy, strengthen our company culture and continue to grow the company with increased profitability”, concludes Ekholm.

Reporting segments

Following the new group structure, Ericsson will have the following reporting segments:

•	Segment Networks (unchanged)

•	Segment Cloud Software and Services (corresponding to former Digital Services and Managed Services)

•	Segment Enterprise (Enterprise Wireless Solutions and Technologies & New Businesses). On completion of the acquisition, Vonage will form a separate Business Area included in this segment.

•	Segment Other (including media businesses and one-offs) The new segment reporting structure will be applied from Q3 2022. Restated financials for new segments for 2020 – 2022 will be published in September 2022 ahead of the Q3 quarterly report.

https://www.ericsson.com/en/press-releases/2022/5/ericsson-changes-group-structure-and-executive-team-to-execute-on-growth-strategy

June 9, 2022 | Update on Ericsson engagement with U.S. authorities

As previously announced, Ericsson has been engaged with authorities regarding the review and investigation of the Company’s conduct in Iraq. The United States Securities and Exchange Commission (SEC) has notified the Company that it has opened an investigation concerning the matters described in the company’s 2019 Iraq investigation report. It is too early to determine or predict the outcome of the investigation, but Ericsson is fully cooperating with the SEC.

https://www.ericsson.com/en/press-releases/2022/6/update-on-ericsson-engagement-with-u.s.-authorities

June 28, 2022 | Update on Ericsson’s proposed acquisition of Vonage

Ericsson continues to work closely with the Committee on Foreign Investment in the United States as it reviews its proposed acquisition of Vonage Holdings Corp. The merger has cleared all other requisite foreign and US regulatory approval requirements, and the parties are working to conclude the regulatory process as expeditiously as possible. Ericsson and Vonage remain fully committed to this transaction and are working towards closing before end of July, 2022.

https://www.ericsson.com/en/press-releases/2022/6/update-on-ericssons-proposed-acquisition-of-vonage

12 Ericsson | Second quarter report 2022	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including for example risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cyber security and occupational health and safety.

Ericsson’s risk management is embedded into strategy development and operational processes and is a part of the Ericsson Group Management System to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives as per the strategic direction as well as to short-term objectives.

Risk factors and uncertainties of relevance to Ericsson are described in the Annual Report 2021 and in the Annual Report on Form 20-F 2021 (in the following the “Annual Report 2021”). Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below:

Deferred Prosecution Agreement with the United States Department of Justice

On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). In October 2021, Ericsson received correspondence from the DOJ stating its determination that the Company had breached its obligations under its DPA by failing to provide certain documents and factual information. On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA. As mentioned in the Annual Report 2021, the Company is in communication with the DOJ regarding the facts and circumstances of the breach determinations and is committed to co-operating with the DOJ to resolve the matters. While the length of the process cannot be determined, the resolution of these matters could result in a range of actions by DOJ, and may likely include additional monetary payments, the magnitude of which cannot at this time be reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

Business in Russia

As mentioned in the Annual Report 2021, including in the risk factor 1.1 and 3.2, conducting business throughout the world makes Ericsson subject to the effects of general global economic conditions as well as conditions unique to specific countries or regions. In addition to the risk factors described in the Annual Report 2021 and the provision recorded by the Company in Q1 2022, the large uncertainties relating to the Russian market, including the applicable and changed sanctions landscape, lead to large uncertainties relating to other potential costs and consequences that may follow. All of the above could have a material adverse effect on the Company, including its reputation, business, financial condition, results of operations (EBIT), cash flows, or prospects.

We are subject to certain US and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations. Ericsson may be subject to further adverse consequences under the DPA with the DOJ and the injunction issued in connection with the settlement with the SEC, both from 2019, and other investigations by the DOJ and SEC

As mentioned in the Annual Report 2021, including in the risk factor 3.3, in February 2022, the Company publicly disclosed a 2019 internal investigation that included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period 2011–2019. The Company is responding to investigative inquiries from the DOJ and SEC about the matters described in the Iraq investigation report, including allegations relating to illegal financing of terrorism and bribery.

Ericsson is involved in lawsuits, legal proceedings and investigations which, if determined unfavorably, could require the Company to pay substantial damages, fines and/or penalties

As previously disclosed, on March 3, 2022, Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of investors in Ericsson securities in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq.

This report has not been reviewed by Telefonaktiebolaget LM Ericsson auditors

Date for next report: October 20, 2022

13 Ericsson | Second quarter report 2022	Risk factors

Board assurance

The Board of Directors and the President and CEO certify that the financial report for the six months gives a fair view of the performance of the business, position and profit or loss of the Company and the Group, and describes the principal risks and uncertainties that the Company and the companies in the Group face.

Stockholm, July 14, 2022

Telefonaktiebolaget LM Ericsson (publ)

Org. Nr. 556016-0680

Helena Stjernholm	Ronnie Leten	Jacob Wallenberg
Deputy Chair	Chair	Deputy Chair

Jon Fredrik Baksaas	Jan Carlson	Nora Denzel
Member of the Board	Member of the Board	Member of the Board

Carolina Dybeck Happe	Eric A. Elzvik	Kurt Jofs
Member of the Board	Member of the Board	Member of the Board

Kristin S. Rinne	Börje Ekholm
Member of the Board	President, CEO and member of the Board

Torbjörn Nyman	Anders Ripa	Kjell-Åke Soting
Member of the Board	Member of the Board	Member of the Board

14 Ericsson | Second quarter report 2022	Board assurance

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 9:00 AM CEST on July 14, 2022.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Carl Mellander, Senior Vice President, Chief Financial Officer

Phone: +46 72 583 88 70

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: investor.relations@ericsson.com or

media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Peter Nyquist, Vice President,

Head of Investor Relations

Phone: +46 70 575 29 06

E-mail: peter.nyquist@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Stefan Jelvin, Director,

Investor Relations

Phone: +46 70 986 02 27

E-mail: stefan.jelvin@ericsson.com

Media

Kristoffer Edshage, Director of Corporate Media

Phone: +46 72 220 44 46

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

15 Ericsson | Second quarter report 2022	Editor’s note

Forward-looking statements

This report includes forward-looking statements, including statements reflecting management’s current views relating to the growth of the market, future market conditions, future events, financial condition, and expected operational and financial performance, including, the following:

•	Our goals, targets, strategies, planning assumptions and operational or financial performance expectations, such as the investor day key messages and our targets and strategies as described in the introductory bullets, the CEO comments, the Segment descriptions and in Other information

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	The ability to deliver on future plans and to realize potential for future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	The time until acquired entities and businesses will be integrated and accretive to income

•	Technology and industry trends including the regulatory and standardization environment in which we operate, competition and our customer structure.

The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. Any statement that refers to expectations, projections or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

We caution investors that these statements are subject to risks and uncertainties many of which are difficult to predict and generally beyond our control that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements.

Important factors that could affect whether and to what extent any of our forward-looking statements materialize include, but are not limited to, the factors described in the section “Risk Factors”, and in “Risk Factors” in the Annual Report 2021.

These forward-looking statements also represent our estimates and assumptions only as of the date that they were made. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, to reflect events or changes in circumstances or changes in expectations or the occurrence of anticipated events, whether as a result of new information, future events or otherwise, except as required by applicable law or stock exchange regulation.

16 Ericsson | Second quarter report 2022	Forward-looking statements

Financial statements and other information

17 Ericsson | Second quarter report 2022	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q2			Jan-Jun
SEK million	Note	2022	2021	Change	2022	2021
Net sales	3	62,465	54,941	14%	117,526	104,719
Cost of sales		-36,163	-31,084	16%	-67,935	-59,567

Gross income	3	26,302	23,857	10%	49,591	45,152

Research and development expenses		-11,496	-10,480	10%	-22,201	-20,056
Selling and administrative expenses		-7,872	-6,972	13%	-14,460	-13,160
Impairment losses on trade receivables		3	100	-97%	-177	-112

Operating expenses		-19,365	-17,352	12%	-36,838	-33,328

Other operating income and expenses ¹)		393	-579	-168%	-672	-566
Share in earnings of JV and associated companies		-22	-103	-79%	-29	-174

Earnings before financial items and income tax (EBIT)	3	7,308	5,823	26%	12,052	11,084

Financial income and expenses, net		-759	-454	67%	-1,402	-987

Income after financial items		6,549	5,369	22%	10,650	10,097

Income tax		-1,899	-1,469	29%	-3,088	-3,029

Net income		4,650	3,900	19%	7,562	7,068

Net income attributable to:
Owners of the Parent Company		4,504	3,679		7,444	6,866
Non-controlling interests		146	221		118	202
Other information
Average number of shares, basic (million)	8	3,330	3,329		3,330	3,329
Earnings per share, basic (SEK) ²)		1.36	1.10		2.24	2.06
Earnings per share, diluted (SEK) ³)		1.35	1.10		2.23	2.06

1)

Jan-June 2022 includes a provision of SEK -0.9 billion (-0.9 b. in Q1) for impairment of assets and other one-time costs due to the suspension of affected business in Russia, and the impact of Ericsson Ventures investments of SEK -0.2 billion (-0.3 b. in Q1 and 0.1 b. in Q2).

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2022	2021	2022	2021
Net income	4,650	3,900	7,562	7,068
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefits pension plans incl. asset ceiling	7,543	595	14,469	6,641
Revaluation of borrowings due to change in credit risk	1,064	39	1,980	-16
Cash flow hedge reserve - gains/losses arising during the year	3,893	—	4,351	—
Tax on items that will not be reclassified to profit or loss	-2,431	-93	-4,192	-1,326
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-1,295	-123	-1,174	-154
Reclassification adjustments on gains/ losses included in profit or loss	43	-24	85	-48
Translation reserves
Changes in translation reserves	4,167	-476	5,752	1,245
Reclassification to profit and loss	-26	-9	-34	-9
Share of other comprehensive income (loss) of JV and associated companies	41	-4	40	31
Tax on items that have been or may be reclassified to profit or loss	258	31	224	42

Total other comprehensive income (loss), net of tax	13,257	-64	21,501	6,406

Total comprehensive income	17,907	3,836	29,063	13,474

Total comprehensive income attributable to:
Owners of the Parent Company	17,896	3,597	29,133	13,352
Non-controlling interests	11	239	-70	122

18 Ericsson | Second quarter report 2022	Financial statements

Condensed consolidated balance sheet

		Jun 30	Dec 31
SEK million	Note	2022	2021
Assets
Non-current assets
Intangible assets
Capitalized development expenses		3,358	3,528
Goodwill		42,210	38,204
Intellectual property rights, brands and other intangible assets		3,911	3,830
Property, plant and equipment		13,942	13,580
Right-of-use assets		7,951	7,948
Financial assets
Equity in JV and associated companies		1,071	941
Other investments in shares and participations	5	1,867	2,258
Customer finance, non-current	5	379	568
Interest-bearing securities, non-current	5	3,061	30,626
Other financial assets, non-current	5	8,363	6,217
Deferred tax assets		22,982	23,109

		109,095	130,809

Current assets
Inventories		47,866	35,164
Contract assets		10,186	10,506
Trade receivables	5	47,156	45,399
Customer finance, current	5	3,221	2,719
Current tax assets		7,299	6,379
Other current receivables		10,297	7,656
Interest-bearing securities, current	5	3,715	12,932
Cash and cash equivalents	5	93,618	54,050

		223,358	174,805

Total assets		332,453	305,614

Equity and liabilities
Equity
Stockholders’ equity		129,620	108,775
Non-controlling interest in equity of subsidiaries		-1,821	-1,676

		127,799	107,099

Non-current liabilities
Post-employment benefits		25,326	36,050
Provisions, non-current	4	4,020	3,722
Deferred tax liabilities		1,250	884
Borrowings, non-current	5	26,363	22,241
Lease liabilities, non-current		7,086	7,079
Other non-current liabilities		762	1,587

		64,807	71,563

Current liabilities
Provisions, current	4	5,648	5,782
Borrowings, current	5	3,686	9,590
Lease liabilities, current		2,378	2,224
Contract liabilities		41,547	32,834
Trade payables	5	39,539	35,684
Current tax liabilities		6,703	2,917
Other current liabilities		40,346	37,921

		139,847	126,952

Total equity and liabilities		332,453	305,614

19 Ericsson | Second quarter report 2022	Financial statements

Condensed consolidated statement of cash flows

		Q2		Jan-Jun
SEK million	Note	2022	2021	2022	2021
Operating activities
Net income		4,650	3,900	7,562	7,068
Adjustments for
Taxes		1,751	1,230	2,772	2,814
Earnings/ dividends in JV and associated companies		88	112	96	188
Depreciation, amortization and impairment losses	6	2,224	2,097	4,370	4,032
Other		345	631	1,244	816

		9,058	7,970	16,044	14,918

Changes in operating net assets
Inventories		-4,728	-701	-10,074	-1,936
Customer finance, current and non-current		134	454	11	673
Trade receivables and contract assets		3,350	-4,034	4,251	-2,055
Trade payables		1,324	744	-47	-3,368
Provisions and post-employment benefits		-321	-1,461	648	-938
Contract liabilities		-721	4,603	5,539	9,057
Other operating assets and liabilities, net		-333	608	-7,100	-5,073

		-1,295	213	-6,772	-3,640

Interest received		-17	2	61	70
Interest paid		-437	-384	-648	-544
Taxes paid		-1,022	-1,861	-2,368	-1,659

Cash flow from operating activities		6,287	5,940	6,317	9,145

Investing activities
Investments in property, plant and equipment	6	-1,053	-1,007	-1,871	-1,922
Sales of property, plant and equipment		61	17	99	41
Acquisitions/divestments of subsidiaries and other operations, net		123	-69	169	-64
Product development	6	-301	-266	-589	-470
Purchase of interest-bearing securities		-1,037	-13,207	-1,037	-16,887
Sale of interest-bearing securities		22,747	7,408	38,774	11,249
Other investing activities		1,384	—	805	-5

Cash flow from investing activities		21,924	-7,124	36,350	-8,058

Financing activities
Proceeds from issuance of long-term debt		—	7,804	7,788	7,881
Repayment of long-term debt		-9,993	-510	-9,993	-5,752
Dividends paid		-4,164	-3,328	-4,164	-3,333
Repayment of lease liabilities		-577	-617	-1,170	-1,165
Other financing activities		243	940	812	491

Cash flow from financing activities		-14,491	4,289	-6,727	-1,878

Effect of exchange rate changes on cash		3,042	-375	3,628	452

Net change in cash and cash equivalents		16,762	2,730	39,568	-339

Cash and cash equivalents, beginning of period		76,856	40,543	54,050	43,612

Cash and cash equivalents, end of period		93,618	43,273	93,618	43,273

20 Ericsson | Second quarter report 2022	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Jun
SEK million	2022	2021
Opening balance	107,099	85,177
Total comprehensive income	29,063	13,474
Sale/repurchase of own shares	—	—
Long-term variable compensation plans	46	43
Dividends to shareholders1)	-8,410	-6,873
Transactions with non-controlling interests	1	-126

Closing balance	127,799	91,695

1)

Includes accrual of SEK 4,173 (3,335) million in Jan-Jun for the dividend approved by the Annual General Meeting on March 29, 2022. SEK 1.25 per share of the total SEK 2.50 per share of the dividend will be paid out in Q4 2022.

Condensed consolidated income statement – isolated quarters

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	62,465	55,061	71,332	56,263	54,941	49,778
Cost of sales	-36,163	-31,772	-40,511	-31,487	-31,084	-28,483

Gross income	26,302	23,289	30,821	24,776	23,857	21,295

Research and development expenses	-11,496	-10,705	-11,863	-10,155	-10,480	-9,576
Selling and administrative expenses	-7,872	-6,588	-7,620	-6,177	-6,972	-6,188
Impairment losses on trade receivables	3	-180	99	-27	100	-212

Operating expenses	-19,365	-17,473	-19,384	-16,359	-17,352	-15,976

Other operating income and expenses1)	393	-1,065	428	500	-579	13
Share in earnings of JV and associated companies	-22	-7	-4	-82	-103	-71

Earnings before financial items and income tax (EBIT)	7,308	4,744	11,861	8,835	5,823	5,261

Financial income and expenses, net	-759	-643	-945	-598	-454	-533

Income after financial items	6,549	4,101	10,916	8,237	5,369	4,728

Income tax	-1,899	-1,189	-770	-2,471	-1,469	-1,560

Net income	4,650	2,912	10,146	5,766	3,900	3,168

Net income (loss) attributable to:
Owners of the Parent Company	4,504	2,940	10,076	5,752	3,679	3,187
Non-controlling interests	146	-28	70	14	221	-19
Other information
Average number of shares, basic (million)	3,330	3,330	3,330	3,330	3,329	3,328
Earnings per share, basic (SEK)2)	1.36	0.88	3.03	1.73	1.10	0.96
Earnings per share, diluted (SEK)3)	1.35	0.88	3.02	1.73	1.10	0.96

1)

Q2 2022 includes revaluation/disposals of Ericsson Ventures investments of SEK 0.1 billion. Q1 2022 includes a provision of SEK -0.9 billion for impairment of assets and other one-time costs due to the suspension of the affected business in Russia, and revaluation of Ericsson Venture investments of SEK -0.3 billion. Q4 2021 includes a gain from divestment of a data center and revaluation of Ericsson Ventures investments of SEK 0.4 billion. Q3 2021 includes an Ericsson Ventures investment revaluation of SEK 0.5 billion. Q2 2021 includes cost of SEK -0.8 billion as a result of the Nokia settlement related to the 2019 resolutions with SEC and DOJ.

2)	Based on net income attributable to owners of the Parent Company.
3)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

21 Ericsson | Second quarter report 2022	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income	4,650	2,912	10,146	5,766	3,900	3,168
Adjustments for
Taxes	1,751	1,021	938	2,824	1,230	1,584
Earnings/ dividends in JV and associated companies	88	8	13	159	112	76
Depreciation, amortization and impairment losses	2,224	2,146	2,552	2,385	2,097	1,935
Other	345	899	398	24	631	185

	9,058	6,986	14,047	11,158	7,970	6,948

Changes in operating net assets
Inventories	-4,728	-5,346	248	-3,877	-701	-1,235
Customer finance, current and non-current	134	-123	780	-1,419	454	219
Trade receivables and contract assets	3,350	901	-5,227	8,833	-4,034	1,979
Trade payables	1,324	-1,371	3,020	1,733	744	-4,112
Provisions and post-employment benefits	-321	969	950	-130	-1,461	523
Contract liabilities	-721	6,260	-1,655	-3,388	4,603	4,454
Other operating assets and liabilities, net	-333	-6,767	4,606	3,168	608	-5,681

	-1,295	-5,477	2,722	4,920	213	-3,853
Interest received	-17	78	-104	42	2	68
Interest paid	-437	-211	-310	-120	-384	-160
Taxes paid/received	-1,022	-1,346	-1,159	-1,276	-1,861	202

Cash flow from operating activities	6,287	30	15,196	14,724	5,940	3,205

Investing activities
Investments in property, plant and equipment	-1,053	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	61	38	34	40	17	24
Acquisitions/divestments of subs. and other operations, net	123	46	178	-55	-69	5
Product development	-301	-288	-302	-190	-266	-204
Purchase of interest-bearing securities	-1,037	—	-8,858	-9,670	-13,207	-3,680
Sale of interest-bearing securities	22,747	16,027	7,064	1,801	7,408	3,841
Other investing activities	1,384	-579	-122	-4	—	-5

Cash flow from investing activities	21,924	14,426	-2,707	-9,118	-7,124	-934

Financing activities
Proceeds from issuance of long-term debt	—	7,788	1	—	7,804	77
Repayment of long-term debt	-9,993	—	-39	—	-510	-5,242
Dividends paid	-4,164	—	-3,395	-161	-3,328	-5
Repayment of lease liabilities	-577	-593	-623	-580	-617	-548
Other financing activities	243	569	-825	-1,807	940	-449

Cash flow from financing activities	-14,491	7,764	-4,881	-2,548	4,289	-6,167

Effect of exchange rate changes on cash	3,042	586	-34	145	-375	827

Net change in cash and cash equivalents	16,762	22,806	7,574	3,203	2,730	-3,069

Cash and cash equivalents, beginning of period	76,856	54,050	46,476	43,273	40,543	43,612

Cash and cash equivalents, end of period	93,618	76,856	54,050	46,476	43,273	40,543

22 Ericsson | Second quarter report 2022	Financial statements

Condensed Parent Company income statement

	Q2		Jan-Jun
SEK million	2022	2021	2022	2021
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-210	-172	-565	-345
Other operating income and expenses	644	-178	1,253	436

EBIT	434	-350	688	91

Financial net	17,475	5,241	17,306	5,593

Income after financial items	17,909	4,891	17,994	5,684

Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax	-213	-137	-300	-263

Net income	17,696	4,754	17,694	5,421

Condensed Parent Company statement of comprehensive income (loss)

	Q2		Jan-Jun
SEK million	2022	2021	2022	2021
Net income	17,696	4,754	17,694	5,421
Revaluation of borrowings due to change in credit risk	1,064	39	1,980	-16
Cash flow hedge reserve-gains/losses arising during the period	3,893	—	4,351	—
Tax on items that will not be reclassified to profit or loss	-1,021	-8	-1,299	3

Other comprehensive income, net of tax	3,936	31	5,032	-13

Total comprehensive income	21,632	4,785	22,726	5,408

23 Ericsson | Second quarter report 2022	Financial statements

Condensed Parent Company balance sheet

	Jun 30	Dec 31
SEK million	2022	2021
Assets
Fixed assets
Intangible assets	6	8
Tangible assets	409	413
Financial assets¹)	97,514	120,605

	97,929	121,026

Current assets
Receivables	27,970	27,364
Short-term investments	3,433	12,722
Cash and cash equivalents	78,663	37,128

	110,066	77,214

Total assets	207,995	198,240

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,164	48,164
Non-restricted equity	49,407	34,984

	97,571	83,148

Provisions	236	293
Non-current liabilities	26,247	22,406
Current liabilities	83,941	92,393

Total stockholders’ equity, provisions and liabilities	207,995	198,240

1) Of which interest-bearing securities, non-current	3,033	30,615

24 Ericsson | Second quarter report 2022	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The group

This condensed consolidated interim financial report for the quarterly reporting period ended June 30, 2022, has been prepared in accordance with International Accounting Standard, IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2021 and should be read in conjunction with that annual report. There are no amendments of IFRS during 2022 that are estimated to have a material impact on the result and financial position of the Company.

Note 2 – Critical accounting estimates and judgements

Russia

In late February, Ericsson suspended all deliveries to customers in Russia. In the light of recent events and of European Union sanctions, the company will now suspend its affected business with customers in Russia indefinitely. Ericsson is engaging with customers and partners regarding the indefinite suspension of the affected business. The priority is to focus on the safety and well-being of Ericsson employees in Russia and they will be placed on paid leave.

As a consequence, Ericsson recorded a SEK 0.9 billion provision in the first quarter 2022 for impairment of assets and other exceptional costs. No staff redundancy cost is included. The provision was recorded in Other operating expenses in Segment Networks. Around one third of this amount will impact cash flow.

25 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Note 3 – Segment information

Net sales by segment by quarter

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	45,983	40,712	51,097	40,592	39,875	36,274
Of which Products	35,299	31,131	39,963	31,079	30,414	27,495
Of which Services	10,684	9,581	11,134	9,513	9,461	8,779
Digital Services	8,662	7,214	12,736	8,630	7,887	6,898
Of which Products	4,641	3,634	7,157	4,601	3,989	3,581
Of which Services	4,021	3,580	5,579	4,029	3,898	3,317
Managed Services	5,416	4,946	5,354	5,041	5,119	4,865
Emerging Business and Other	2,404	2,189	2,145	2,000	2,060	1,741

Total	62,465	55,061	71,332	56,263	54,941	49,778

	2022		2021
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	13%	-20%	26%	2%	10%	-27%
Of which Products	13%	-22%	29%	2%	11%	-27%
Of which Services	12%	-14%	17%	1%	8%	-26%
Digital Services	20%	-43%	48%	9%	14%	-46%
Of which Products	28%	-49%	56%	15%	11%	-52%
Of which Services	12%	-36%	38%	3%	18%	-37%
Managed Services	10%	-8%	6%	-2%	5%	-16%
Emerging Business and Other	10%	2%	7%	-3%	18%	0%

Total	13%	-23%	27%	2%	10%	-28%

	2022		2021
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	15%	12%	4%	-3%	0%	3%
Of which Products	16%	13%	7%	0%	5%	11%
Of which Services	13%	9%	-6%	-11%	-13%	-15%
Digital Services	10%	5%	1%	-1%	-8%	-6%
Of which Products	16%	1%	-4%	0%	-13%	-6%
Of which Services	3%	8%	6%	-2%	-2%	-6%
Managed Services	6%	2%	-8%	-8%	-8%	-15%
Emerging Business and Other	17%	26%	23%	26%	29%	11%

Total	14%	11%	3%	-2%	-1%	0%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	86,695	40,712	167,838	116,741	76,149	36,274
Of which Products	66,430	31,131	128,951	88,988	57,909	27,495
Of which Services	20,265	9,581	38,887	27,753	18,240	8,779
Digital Services	15,876	7,214	36,151	23,415	14,785	6,898
Of which Products	8,275	3,634	19,328	12,171	7,570	3,581
Of which Services	7,601	3,580	16,823	11,244	7,215	3,317
Managed Services	10,362	4,946	20,379	15,025	9,984	4,865
Emerging Business and Other	4,593	2,189	7,946	5,801	3,801	1,741

Total	117,526	55,061	232,314	160,982	104,719	49,778

	2022		2021
Year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14%	12%	1%	0%	2%	3%
Of which Products	15%	13%	5%	5%	8%	11%
Of which Services	11%	9%	-11%	-13%	-14%	-15%
Digital Services	7%	5%	-3%	-5%	-7%	-6%
Of which Products	9%	1%	-5%	-6%	-10%	-6%
Of which Services	5%	8%	0%	-3%	-4%	-6%
Managed Services	4%	2%	-10%	-10%	-12%	-15%
Emerging Business and Other	21%	26%	22%	22%	20%	11%

Total	12%	11%	0%	-1%	-1%	0%

26 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20,735	18,211	23,643	19,401	19,111	16,714
Digital Services	3,460	3,097	5,456	3,644	2,990	3,002
Managed Services	1,247	1,148	974	944	975	942
Emerging Business and Other	860	833	748	787	781	637

Total	26,302	23,289	30,821	24,776	23,857	21,295

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	38,946	18,211	78,869	55,226	35,825	16,714
Digital Services	6,557	3,097	15,092	9,636	5,992	3,002
Managed Services	2,395	1,148	3,835	2,861	1,917	942
Emerging Business and Other	1,693	833	2,953	2,205	1,418	637

Total	49,591	23,289	100,749	69,928	45,152	21,295

EBIT (loss) by segment by quarter

`	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,822	6,747	11,757	9,624	8,645	7,240
Digital Services	-1,323	-1,418	304	-822	-1,567	-1,519
Managed Services	605	592	353	386	416	313
Emerging Business and Other	-796	-1,177	-553	-353	-1,671	-773

Total	7,308	4,744	11,861	8,835	5,823	5,261

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,569	6,747	37,266	25,509	15,885	7,240
Digital Services	-2,741	-1,418	-3,604	-3,908	-3,086	-1,519
Managed Services	1,197	592	1,468	1,115	729	313
Emerging Business and Other	-1,973	-1,177	-3,350	-2,797	-2,444	-773

Total	12,052	4,744	31,780	19,919	11,084	5,261

27 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	7,962	5,836	8,604	6,450	7,099	6,676
North East Asia	7,319	5,421	9,816	5,691	7,123	6,491
North America	22,849	20,727	22,264	20,161	17,950	17,081
Europe and Latin America1)2)	15,325	15,290	19,236	14,378	14,011	12,647
Middle East and Africa	5,223	4,301	6,948	4,985	4,459	4,393
Other1)2)	3,787	3,486	4,464	4,598	4,299	2,490

Total	62,465	55,061	71,332	56,263	54,941	49,778

1) Of which in Sweden	950	678	1,078	478	404	389
2) Of which in EU	8,511	8,611	10,181	7,069	7,256	6,801

	2022		2021
Sequential change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	36%	-32%	33%	-9%	6%	-32%
North East Asia	35%	-45%	72%	-20%	10%	-49%
North America	10%	-7%	10%	12%	5%	-11%
Europe and Latin America1)2)	0%	-21%	34%	3%	11%	-26%
Middle East and Africa	21%	-38%	39%	12%	2%	-33%
Other1)2)	9%	-22%	-3%	7%	73%	-42%

Total	13%	-23%	27%	2%	10%	-28%

1) Of which in Sweden	40%	-37%	126%	18%	4%	7%
2) Of which in EU	-1%	-15%	44%	-3%	7%	-23%

	2022		2021
Year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	12%	-13%	-12%	-17%	8%	13%
North East Asia	3%	-16%	-23%	-35%	-9%	66%
North America	27%	21%	17%	10%	-2%	-5%
Europe and Latin America1)2)	9%	21%	12%	8%	7%	3%
Middle East and Africa	17%	-2%	7%	-10%	-18%	-25%
Other1)2)	-12%	40%	4%	26%	0%	-37%

Total	14%	11%	3%	-2%	-1%	0%

1) Of which in Sweden	135%	74%	197%	92%	42%	71%
2) Of which in EU	17%	27%	15%	0%	0%	9%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	13,798	5,836	28,829	20,225	13,775	6,676
North East Asia	12,740	5,421	29,121	19,305	13,614	6,491
North America	43,576	20,727	77,456	55,192	35,031	17,081
Europe and Latin America1)2)	30,615	15,290	60,272	41,036	26,658	12,647
Middle East and Africa	9,524	4,301	20,785	13,837	8,852	4,393
Other1)2)	7,273	3,486	15,851	11,387	6,789	2,490

Total	117,526	55,061	232,314	160,982	104,719	49,778

1) Of which in Sweden	1,628	678	2,349	1,271	793	389
2) Of which in EU	17,122	8,611	31,307	21,126	14,057	6,801

	2022		2021
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	0%	-13%	-4%	0%	10%	13%
North East Asia	-6%	-16%	-13%	-6%	16%	66%
North America	24%	21%	5%	1%	-4%	-5%
Europe and Latin America1)2)	15%	21%	8%	6%	5%	3%
Middle East and Africa	8%	-2%	-11%	-18%	-21%	-25%
Other1)2)	7%	40%	-2%	-4%	-18%	-37%

Total	12%	11%	0%	-1%	-1%	0%

1) Of which in Sweden	105%	74%	109%	67%	55%	71%
2) Of which in EU	22%	27%	6%	2%	4%	9%

28 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q2 2022					Jan-Jun 2022
SEK million	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	5,723	997	1,231	11	7,962	9,633	1,793	2,355	17	13,798
North East Asia	6,210	825	231	53	7,319	10,751	1,507	373	109	12,740
North America	19,871	2,104	858	16	22,849	38,080	3,793	1,664	39	43,576
Europe and Latin America	10,150	2,910	2,155	110	15,325	20,775	5,472	4,151	217	30,615
Middle East and Africa	2,713	1,560	941	9	5,223	4,899	2,793	1,819	13	9,524
Other1)	1,316	266	0	2,205	3,787	2,557	518	0	4,198	7,273

Total	45,983	8,662	5,416	2,404	62,465	86,695	15,876	10,362	4,593	117,526

Share of total	73%	14%	9%	4%	100%	74%	13%	9%	4%	100%

1)	Includes IPR licensing revenues.

	Q2 2022
Sequential change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	46%	25%	10%	83%	36%
North East Asia	37%	21%	63%	-5%	35%
North America	9%	25%	6%	-30%	10%
Europe and Latin America	-4%	14%	8%	3%	0%
Middle East and Africa	24%	27%	7%	125%	21%
Other	6%	6%	—	11%	9%

Total	13%	20%	10%	10%	13%

	Q2 2022					Jan-Jun 2022
Year over year change, percent	Networks	Digital Services	Managed Services	Emerging Business and Other	Total	Networks	Digital Services	Managed Services	Emerging Business and Other	Total
South East Asia, Oceania and India	11%	15%	16%	-21%	12%	-4%	10%	11%	-19%	0%
North East Asia	0%	18%	45%	2%	3%	-7%	-3%	13%	-11%	-6%
North America	29%	15%	20%	-52%	27%	26%	15%	23%	-15%	24%
Europe and Latin America	16%	1%	-6%	4%	9%	24%	2%	-6%	6%	15%
Middle East and Africa	15%	31%	4%	200%	17%	4%	19%	2%	86%	8%
Other	-35%	-37%	—	19%	-12%	-9%	-11%	—	23%	7%

Total	15%	10%	6%	17%	14%	14%	7%	4%	21%	12%

29 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q2		Jan-Jun
Country, percentage of net sales1)	2022	2021	2022	2021
United States	38%	34%	38%	35%
China	5%	3%	5%	3%
United Kingdom	4%	3%	4%	3%
Japan	4%	5%	4%	7%
South Korea	3%	4%	3%	2%

1)	Based on Jan-June 2022. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	1,186	1,142	1,949	2,146	1,904	671
Digital Services	261	250	428	471	418	147

Total	1,447	1,392	2,377	2,617	2,322	818

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	2,328	1,142	6,670	4,721	2,575	671
Digital Services	511	250	1,464	1,036	565	147

Total	2,839	1,392	8,134	5,757	3,140	818

Note 4 – Provisions

Provisions

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,197	9,504	8,813	9,232	11,045	10,466
Additions	547	1,583	1,738	316	616	1,753
Utilization	-893	-1,173	-643	-408	-2,179	-979
Of which restructuring	-51	-67	-193	-95	-161	-336
Reversal of excess amounts	-316	-452	-603	-66	-170	-339
Reclassification, translation difference and other	133	735	199	-261	-80	144

Closing balance	9,668	10,197	9,504	8,813	9,232	11,045

Of which restructuring	579	604	637	732	807	950

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	9,504	9,504	10,466	10,466	10,466	10,466
Additions	2,130	1,583	4,423	2,685	2,369	1,753
Utilization/Cash out	-2,066	-1,173	-4,209	-3,566	-3,158	-979
Of which restructuring	-118	-67	-785	-592	-497	-336
Reversal of excess amounts	-768	-452	-1,178	-575	-509	-339
Reclassification, translation difference and other	868	735	2	-197	64	144

Closing balance	9,668	10,197	9,504	8,813	9,232	11,045

Of which restructuring	579	604	637	732	807	950

30 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the classification of financial instruments or fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Jun 30 2022				Dec 31 2021
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance¹)	3.6	—	—	3.6	3.3	—	—	3.3
Interest-bearing securities	6.2	6.2	—	—	43.3	43.3	—	—
Cash equivalents²)	29.7	—	29.7	—	26.0	—	26.0	—
Other financial assets	1.9	0.1	—	1.7	2.3	0.6	—	1.7
Other current assets	1.8	—	1.8	—	0.3	—	0.3	—
Assets at fair value through OCI
Trade receivables	47.2	—	—	47.2	45.4	—	—	45.4
Assets at amortized costs
Interest-bearing securities	0.5	—	—	—	0.3	—	—	—
Cash equivalents²)	4.1	—	—	—	4.0	—	—	—
Other financial assets	0.6	—	—	—	0.5	—	—	—

Total financial assets	95.6				125.4

Financial liabilities at designated FVTPL
Parent company borrowings	-28.8	-16.1	-12.7	—	-31.4	-19.5	-11.9	—
Financial liabilities at FVTPL
Other current liabilities	-3.1	—	-3.1	—	-0.8	—	-0.8	—
Liabilities at amortized cost
Trade payables	-39.5	—	—	—	-35.7	—	—	—
Borrowings	-1.3	—	—	—	-0.4	—	—	—

Total financial liabilities	-72.7				-68.3

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 13.4 billion, disposals and repayments of SEK 13.6 billion and revaluation gain of SEK 0.5 billion.
2)	Total Cash and cash equivalent is SEK 93.6 (54.1) billion, of which SEK 33.8 (30.0) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Jun		Jan-Dec
	2022	2021	2021
SEK/EUR -closing rate	10.73	10.11	10.24
SEK/USD -closing rate	10.31	8.51	9.05

31 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	1,053	818	701	1,040	1,007	915
Capitalized development expenses	301	288	302	190	266	204
IPR, brands and other intangible assets	2	2	123	3	1	4

Total	1,356	1,108	1,126	1,233	1,274	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	1,074	964	1,134	954	910	874
Capitalized development expenses	403	401	396	394	329	224
Goodwill, IPR, brands and other intangible assets	159	198	435	464	294	283
Right-of-use assets	588	583	587	572	564	554

Total	2,224	2,146	2,552	2,384	2,097	1,935

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,871	818	3,663	2,962	1,922	915
Capitalized development expenses	589	288	962	660	470	204
IPR, brands and other intangible assets	4	2	131	8	5	4

Total	2,464	1,108	4,756	3,630	2,397	1,123

Depreciation, amortization and impairment losses
Property, plant and equipment	2,038	964	3,872	2,738	1,784	874
Capitalized development expenses	804	401	1,343	947	553	224
Goodwill, IPR, brands and other intangible assets	357	198	1,477	1,041	577	283
Right-of-use assets	1,171	583	2,277	1,690	1,118	554

Total	4,370	2,146	8,969	6,416	4,032	1,935

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Jun 30 2022	Dec 31 2021
Contingent liabilities	2,549	1,614
Assets pledged as collateral	7,310	6,873

On December 6, 2019, Ericsson entered into a Deferred Prosecution Agreement (DPA) with the United States Department of Justice (DOJ). In October 2021, Ericsson received correspondence from the DOJ stating its determination that the Company had breached its obligations under its DPA by failing to provide certain documents and factual information. On March 1, 2022, the DOJ informed Ericsson that the disclosure made by the Company prior to the DPA about its internal investigation into conduct in Iraq in the period 2011 until 2019 was insufficient. Furthermore, it determined that the Company breached the DPA by failing to make subsequent disclosure related to the investigation post-DPA. As mentioned in the Annual Report 2021, the Company is in communication with the DOJ regarding the facts and circumstances of the breach determinations and is committed to co-operating with the DOJ to resolve the matters. While the length of the process cannot be determined, the resolution of these matters could result in a range of actions by DOJ, and may likely include additional monetary payments, the magnitude of which cannot at this time be reliably estimated. Accordingly, no provisions have been recorded for such potential exposure.

On March 3, 2022, Ericsson learned that Telefonaktiebolaget LM Ericsson and certain officers of Ericsson were named as defendants in a putative class action filed in the United States District Court for the Eastern District of New York. The complaint alleges violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and disclosure policies and obligations and the conduct of its business in Iraq. At this stage it is premature to predict the outcome of this matter. Hence it is not possible to reliably estimate potential future cash outflows in resolving the matter.

32 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q2		Jan-Jun
	2022	2021	2022	2021
Number of shares, end of period (million)	3,334	3,334	3,334	3,334
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,072	3,072	3,072	3,072
Number of treasury shares, end of period (million)	4	4	4	4
Number of shares outstanding, basic, end of period (million)	3,330	3,330	3,330	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,334	3,333	3,334	3,333
Average number of treasury shares (million)	4	5	4	5
Average number of shares outstanding, basic (million)	3,330	3,329	3,330	3,329
Average number of shares outstanding, diluted (million)1)	3,334	3,332	3,334	3,332
Earnings per share, basic (SEK)2)	1.36	1.10	2.24	2.06
Earnings per share, diluted (SEK)1)	1.35	1.10	2.23	2.06

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.50 per share was approved by the AGM on March 29, 2022. The dividend will be paid in two equal installments; SEK 1.25 per share was paid out in Q2 and SEK 1.25 per share will be paid out in Q4.

Note 9 – Employee information

Number of employees

	2022		2021
End of period	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
South East Asia, Oceania and India	26,127	26,255	26,369	26,363	26,325	26,123
North East Asia	13,077	12,999	13,091	14,111	14,043	14,033
North America	10,501	10,327	10,344	10,371	10,256	10,161
Europe and Latin America1)	47,240	46,994	47,064	46,903	46,616	46,482
Middle East and Africa	4,514	4,492	4,454	4,455	4,384	4,314

Total	101,459	101,067	101,322	102,203	101,624	101,113

1) Of which in Sweden	14,564	14,195	14,183	13,908	13,626	13,379

33 Ericsson | Second quarter report 2022	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APM’s should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2021.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales.

	2022		2021
Isolated quarters, year over year change	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	62,465	55,061	71,332	56,263	54,941	49,778
Acquired business	—	—	-124	-402	-450	-225
Net FX impact	-5,034	-4,008	-385	1,196	5,455	5,341
Comparable net sales, excluding FX impact	57,431	51,053	70,823	57,057	59,946	54,894
Comparable quarter net sales adj. for acq/div business	54,941	49,778	69,590	57,472	55,578	49,750
Sales growth adjusted for comparable units and currency (%)	5%	3%	2%	-1%	8%	10%

	2022		2021
Year to date, year over year change	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	117,526	55,061	232,314	160,982	104,719	49,778
Acquired business	—	—	-1,201	-1,077	-675	-225
Net FX impact	-9,042	-4,008	11,607	11,992	10,796	5,341
Comparable net sales, excluding FX impact	108,484	51,053	242,720	171,897	114,840	54,894
Comparable quarter net sales adj. for acq/div business	104,719	49,778	232,390	162,800	105,328	49,750
Sales growth adjusted for comparable units and currency (%)	4%	3%	4%	6%	9%	10%

34 Ericsson | Second quarter report 2022	Alternative performance measures

Items excluding restructuring charges

Gross income, operating expenses, and EBIT are presented excluding restructuring charges and, for certain measures, as a percentage of net sales.

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	26,302	23,289	30,821	24,776	23,857	21,295
Net sales	62,465	55,061	71,332	56,263	54,941	49,778
Gross margin (%)	42.1%	42.3%	43.2%	44.0%	43.4%	42.8%

Gross income	26,302	23,289	30,821	24,776	23,857	21,295
Restructuring charges included in cost of sales	42	2	199	6	6	62
Gross income excluding restructuring charges	26,344	23,291	31,020	24,782	23,863	21,357
Net sales	62,465	55,061	71,332	56,263	54,941	49,778
Gross margin excluding restructuring charges (%)	42.2%	42.3%	43.5%	44.0%	43.4%	42.9%

Operating expenses	-19,365	-17,473	-19,384	-16,359	-17,352	-15,976
Restructuring charges included in R&D expenses	4	33	140	-2	-1	—
Restructuring charges included in selling and administrative expenses	3	6	124	1	-1	15
Operating expenses excluding restructuring charges	-19,358	-17,434	-19,120	-16,360	-17,354	-15,961

EBIT	7,308	4,744	11,861	8,835	5,823	5,261
Net sales	62,465	55,061	71,332	56,263	54,941	49,778
EBIT margin (%)	11.7%	8.6%	16.6%	15.7%	10.6%	10.6%

EBIT	7,308	4,744	11,861	8,835	5,823	5,261
Total restructuring charges	49	41	463	5	4	77
EBIT excluding restructuring charges	7,357	4,785	12,324	8,840	5,827	5,338
Net sales	62,465	55,061	71,332	56,263	54,941	49,778
EBIT margin excluding restructuring charges (%)	11.8%	8.7%	17.3%	15.7%	10.6%	10.7%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	49,591	23,289	100,749	69,928	45,152	21,295
Net sales	117,526	55,061	232,314	160,982	104,719	49,778
Gross margin (%)	42.2%	42.3%	43.4%	43.4%	43.1%	42.8%
Gross income	49,591	23,289	100,749	69,928	45,152	21,295
Restructuring charges included in cost of sales	44	2	273	74	68	62
Gross income excluding restructuring charges	49,635	23,291	101,022	70,002	45,220	21,357
Net sales	117,526	55,061	232,314	160,982	104,719	49,778
Gross margin excluding restructuring charges (%)	42.2%	42.3%	43.5%	43.5%	43.2%	42.9%
Operating expenses	-36,838	-17,473	-69,071	-49,687	-33,328	-15,976
Restructuring charges included in R&D expenses	37	33	137	-3	-1	—
Restructuring charges included in selling and administrative expenses	9	6	139	15	14	15
Operating expenses excluding restructuring charges	-36,792	-17,434	-68,795	-49,675	-33,315	-15,961
EBIT	12,052	4,744	31,780	19,919	11,084	5,261
Net sales	117,526	55,061	232,314	160,982	104,719	49,778
EBIT margin (%)	10.3%	8.6%	13.7%	12.4%	10.6%	10.6%
EBIT	12,052	4,744	31,780	19,919	11,084	5,261
Total restructuring charges	90	41	549	86	81	77
EBIT excluding restructuring charges	12,142	4,785	32,329	20,005	11,165	5,338
Net sales	117,526	55,061	232,314	160,982	104,719	49,778
EBIT margin excluding restructuring charges (%)	10.3%	8.7%	13.9%	12.4%	10.7%	10.7%

35 Ericsson | Second quarter report 2022	Alternative performance measures

EBITA and EBITA margin / EBITA and EBITA margin excluding restructuring charges

Earnings before interest, taxes, amortizations, write-downs of acquired intangibles and excluding restructuring charges also expressed as a percentage of net sales.

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income	4,650	2,912	10,146	5,766	3,900	3,168
Income tax	1,899	1,189	770	2,471	1,469	1,560
Financial income and expenses, net	759	643	945	598	454	533
Amortizations and write-downs of acquired intangibles	158	199	436	464	294	283
EBITA	7,466	4,943	12,297	9,299	6,117	5,544
Net sales	62,465	55,061	71,332	56,263	54,941	49,778
EBITA margin (%)	12.0%	9.0%	17.2%	16.5%	11.1%	11.1%
Restructuring charges	49	41	463	5	4	77
EBITA excluding restructuring charges	7,515	4,984	12,760	9,304	6,121	5,621
EBITA margin excluding restructuring charges (%)	12.0%	9.1%	17.9%	16.5%	11.1%	11.3%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income	7,562	2,912	22,980	12,834	7,068	3,168
Income tax	3,088	1,189	6,270	5,500	3,029	1,560
Financial income and expenses, net	1,402	643	2,530	1,585	987	533
Amortizations and write-downs of acquired intangibles	357	199	1,477	1,041	577	283
EBITA	12,409	4,943	33,257	20,960	11,661	5,544
Net sales	117,526	55,061	232,314	160,982	104,719	49,778
EBITA margin (%)	10.6%	9.0%	14.3%	13.0%	11.1%	11.1%
Restructuring charges	90	41	549	86	81	77
EBITA excluding restructuring charges	12,499	4,984	33,806	21,046	11,742	5,621
EBITA margin excluding restructuring charges (%)	10.6%	9.1%	14.6%	13.1%	11.2%	11.3%

Rolling four quarters of net sales and EBIT margin excluding restructuring charges (%)

Net sales, EBIT margin and restructuring charges as a sum of last four quarters.

	2022		2021
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	245,121	237,597	232,314	230,572	231,781	232,418
EBIT	32,748	31,263	31,780	30,927	30,735	28,763
Restructuring charges	558	513	549	78	403	1,082
EBIT excl.restr. charges	33,306	31,776	32,329	31,005	31,138	29,845
EBIT margin excl.restr. charges (%)	13.6%	13.4%	13.9%	13.4%	13.4%	12.8%

36 Ericsson | Second quarter report 2022	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2022		2021
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	93,618	76,856	54,050	46,476	43,273	40,543
+ Interest-bearing securities, current	3,715	12,292	12,932	15,016	12,855	4,599
+ Interest-bearing securities, non-current	3,061	15,022	30,626	26,668	20,998	23,477
Gross cash, end of period	100,394	104,170	97,608	88,160	77,126	68,619
-Borrowings, current	3,686	10,403	9,590	10,155	11,737	2,353
-Borrowings, non-current	26,363	28,599	22,241	22,282	21,673	23,299
Net cash, end of period	70,345	65,168	65,777	55,723	43,716	42,967

Capital employed

Total assets less non-interest-bearing provisions and liabilities.

	2022		2021
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	332,453	323,935	305,614	290,527	281,045	270,319
Non-interest-bearing provisions and liabilities
Provisions, non-current	4,020	4,498	3,722	2,471	1,922	2,337
Deferred tax liabilities	1,250	1,012	884	909	975	1,049
Other non-current liabilities	762	1,070	1,587	1,605	1,596	1,326
Provisions, current	5,648	5,699	5,782	6,342	7,310	8,708
Contract liabilities	41,547	39,875	32,834	33,869	36,621	32,054
Trade payables	39,539	35,316	35,684	31,877	29,638	29,135
Current tax liabilities	6,703	5,701	2,917	5,409	4,676	4,761
Other current liabilities	40,346	41,919	37,921	36,025	32,477	35,761
Capital employed	192,638	188,845	184,283	172,020	165,830	155,188

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	62,465	55,061	71,332	56,263	54,941	49,778
Annualized net sales	249,860	220,244	285,328	225,052	219,764	199,112
Average capital employed
Capital employed at beginning of period	188,845	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	190,742	186,564	178,152	168,925	160,509	158,589
Capital turnover (times)	1.3	1.2	1.6	1.3	1.4	1.3

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	117,526	55,061	232,314	160,982	104,719	49,778
Annualized net sales	235,052	220,244	232,314	214,643	209,438	199,112
Average capital employed
Capital employed at beginning of period	184,283	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	188,461	186,564	173,137	167,005	163,910	158,589
Capital turnover (times)	1.2	1.2	1.3	1.3	1.3	1.3

37 Ericsson | Second quarter report 2022	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
EBIT	7,308	4,744	11,861	8,835	5,823	5,261
Annualized EBIT	29,232	18,976	47,444	35,340	23,292	21,044
Average capital employed
Capital employed at beginning of period	188,845	184,283	172,020	165,830	155,188	161,990
Capital employed at end of period	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	190,742	186,564	178,152	168,925	160,509	158,589
Return on capital employed (%)	15.3%	10.2%	26.6%	20.9%	14.5%	13.3%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT	12,052	4,744	31,780	19,919	11,084	5,261
Annualized EBIT	24,104	18,976	31,780	26,559	22,168	21,044
Average capital employed
Capital employed at beginning of period	184,283	184,283	161,990	161,990	161,990	161,990
Capital employed at end of period	192,638	188,845	184,283	172,020	165,830	155,188
Average capital employed	188,461	186,564	173,137	167,005	163,910	158,589
Return on capital employed (% )	12.8%	10.2%	18.4%	15.9%	13.5%	13.3%

Equity ratio

Equity expressed as a percentage of total assets.

	2022		2021
SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	127,799	109,879	107,099	95,628	91,695	88,124
Total assets	332,453	323,935	305,614	290,527	281,045	270,319
Equity ratio (% )	38.4%	33.9%	35.0%	32.9%	32.6%	32.6%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Net income attributable to owners of the Parent Company	4,504	2,940	10,076	5,752	3,679	3,187
Annualized	18,016	11,760	40,304	23,008	14,716	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	111,701	108,775	97,323	93,331	89,782	86,674
Stockholders’ equity, end of period	129,620	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	120,661	110,238	103,049	95,327	91,557	88,228
Return on equity (%)	14.9%	10.7%	39.1%	24.1%	16.1%	14.4%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income attributable to owners of the Parent Company	7,444	2,940	22,694	12,618	6,866	3,187
Annualized	14,888	11,760	22,694	16,824	13,732	12,748
Average stockholders’ equity
Stockholders’ equity, beginning of period	108,775	108,775	86,674	86,674	86,674	86,674
Stockholders’ equity, end of period	129,620	111,701	108,775	97,323	93,331	89,782
Average stockholders’ equity	119,198	110,238	97,725	91,999	90,003	88,228
Return on equity (%)	12.5%	10.7%	23.2%	18.3%	15.3%	14.4%

38 Ericsson | Second quarter report 2022	Alternative performance measures

Adjusted earnings per share

Adjusted earnings per share, diluted, excluding amortizations and write-downs of acquired intangible assets and excluding restructuring charges.

	2022		2021
Isolated quarters, SEK	Q2	Q1	Q4	Q3	Q2	Q1
Earnings per share, diluted	1.35	0.88	3.02	1.73	1.10	0.96
Restructuring charges	0.01	0.01	0.11	0.00	0.00	0.02
Amortizations and write-downs of acquired intangibles	0.03	0.05	0.10	0.09	0.07	0.06
Adjusted earnings per share	1.39	0.94	3.23	1.82	1.17	1.04

	2022		2021
Year to date, SEK	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Earnings per share, diluted	2.23	0.88	6.81	3.79	2.06	0.96
Restructuring charges	0.02	0.01	0.13	0.02	0.02	0.02
Amortizations and write-downs of acquired intangibles	0.08	0.05	0.32	0.22	0.13	0.06
Adjusted earnings per share	2.33	0.94	7.26	4.03	2.21	1.04

Free cash flow before M&A / Free cash flow after M&A

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	6,287	30	15,196	14,724	5,940	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-1,053	-818	-701	-1,040	-1,007	-915
Sales of property, plant and equipment	61	38	34	40	17	24
Product development	-301	-288	-302	-190	-266	-204
Other investments1)	23	-27	-122	-4	—	-5
Repayment of lease liabilities	-577	-593	-623	-580	-617	-548
Free cash flow before M&A	4,440	-1,658	13,482	12,950	4,067	1,557
Acquisitions/divestments of subs and other operations, net	123	46	178	-55	-69	5
Free cash flow after M&A	4,563	-1,612	13,660	12,895	3,998	1,562

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	6,317	30	39,065	23,869	9,145	3,205
Net capital expenditures and other investments (excl M&A)
Investments in property, plant and equipment	-1,871	-818	-3,663	-2,962	-1,922	-915
Sales of property, plant and equipment	99	38	115	81	41	24
Product development	-589	-288	-962	-660	-470	-204
Other investments1)	-4	-27	-131	-9	-5	-5
Repayment of lease liabilities	-1,170	-593	-2,368	-1,745	-1,165	-548
Free cash flow before M&A	2,782	-1,658	32,056	18,574	5,624	1,557
Acquisitions/divestments of subs and other operations, net	169	46	59	-119	-64	5
Free cash flow after M&A	2,951	-1,612	32,115	18,455	5,560	1,562

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

39 Ericsson | Second quarter report 2022	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2022		2021
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6%	4%	3%	0%	11%	15%
Digital Services	2%	-2%	0%	1%	0%	3%
Managed Services	0%	-5%	-8%	-7%	-2%	-8%
Emerging Business and Other	7%	15%	16%	4%	13%	9%

Total	5%	3%	2%	-1%	8%	10%

	2022		2021
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	5%	4%	7%	8%	13%	15%
Digital Services	0%	-2%	1%	1%	1%	3%
Managed Services	-2%	-5%	-6%	-5%	-5%	-8%
Emerging Business and Other	11%	15%	11%	9%	11%	9%

Total	4%	3%	4%	6%	9%	10%

Sales growth by market area adjusted for comparable units and currency

	2022		2021
Isolated quarter, year over year change, percent	Q2	Q1	Q4	Q3	Q2	Q1
South East Asia, Oceania and India	6%	-17%	-13%	-16%	14%	21%
North East Asia	-1%	-20%	-22%	-33%	1%	78%
North America	12%	9%	15%	13%	11%	10%
Europe and Latin America	4%	15%	12%	9%	14%	12%
Middle East and Africa	8%	-9%	5%	-8%	-10%	-16%

Total	5%	3%	2%	-1%	8%	10%

	2022		2021
Year to date, year over year change, percent	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
South East Asia, Oceania and India	-5%	-17%	-1%	4%	17%	21%
North East Asia	-10%	-20%	-8%	1%	27%	78%
North America	10%	9%	12%	11%	11%	10%
Europe and Latin America	9%	15%	12%	12%	13%	12%
Middle East and Africa	0%	-9%	-7%	-12%	-13%	-16%

Total	4%	3%	4%	6%	9%	10%

40 Ericsson | Second quarter report 2022	Alternative performance measures

Gross margin by segment by quarter

	2022		2021
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	45.1%	44.7%	46.3%	47.8%	47.9%	46.1%
Digital Services	39.9%	42.9%	42.8%	42.2%	37.9%	43.5%
Managed Services	23.0%	23.2%	18.2%	18.7%	19.0%	19.4%
Emerging Business and Other	35.8%	38.1%	34.9%	39.4%	37.9%	36.6%

Total	42.1%	42.3%	43.2%	44.0%	43.4%	42.8%

	2022		2021
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	44.9%	44.7%	47.0%	47.3%	47.0%	46.1%
Digital Services	41.3%	42.9%	41.7%	41.2%	40.5%	43.5%
Managed Services	23.1%	23.2%	18.8%	19.0%	19.2%	19.4%
Emerging Business and Other	36.9%	38.1%	37.2%	38.0%	37.3%	36.6%

Total	42.2%	42.3%	43.4%	43.4%	43.1%	42.8%

EBIT margin by segment by quarter

	2022		2021
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19.2%	16.6%	23.0%	23.7%	21.7%	20.0%
Digital Services	-15.3%	-19.7%	2.4%	-9.5%	-19.9%	-22.0%
Managed Services	11.2%	12.0%	6.6%	7.7%	8.1%	6.4%
Emerging Business and Other	-33.1%	-53.8%	-25.8%	-17.7%	-81.1%	-44.4%

Total	11.7%	8.6%	16.6%	15.7%	10.6%	10.6%

	2022		2021
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.0%	16.6%	22.2%	21.9%	20.9%	20.0%
Digital Services	-17.3%	-19.7%	-10.0%	-16.7%	-20.9%	-22.0%
Managed Services	11.6%	12.0%	7.2%	7.4%	7.3%	6.4%
Emerging Business and Other	-43.0%	-53.8%	-42.2%	-48.2%	-64.3%	-44.4%

Total	10.3%	8.6%	13.7%	12.4%	10.6%	10.6%

41 Ericsson | Second quarter report 2022	Alternative performance measures

Restructuring charges by function

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-42	-2	-199	-6	-6	-62
Research and development expenses	-4	-33	-140	2	1	0
Selling and administrative expenses	-3	-6	-124	-1	1	-15

Total	-49	-41	-463	-5	-4	-77

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-44	-2	-273	-74	-68	-62
Research and development expenses	-37	-33	-137	3	1	0
Selling and administrative expenses	-9	-6	-139	-15	-14	-15

Total	-90	-41	-549	-86	-81	-77

Restructuring charges by segment

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-45	-10	-278	1	-9	24
of which cost of sales	-44	-10	-77	1	-1	24
of which operating expenses	-1	0	-201	0	-8	0
Digital Services	-2	-33	-115	-4	-3	-8
of which cost of sales	0	0	-76	-6	-2	-3
of which operating expenses	-2	-33	-39	2	-1	-5
Managed Services	2	8	-43	-1	-1	-79
of which cost of sales	2	8	-40	-1	0	-79
of which operating expenses	0	0	-3	0	-1	0
Emerging Business and Other	-4	-6	-27	-1	9	-14
of which cost of sales	0	0	-6	0	-3	-4
of which operating expenses	-4	-6	-21	-1	12	-10

Total	-49	-41	-463	-5	-4	-77

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-55	-10	-262	16	15	24
of which cost of sales	-54	-10	-53	24	23	24
of which operating expenses	-1	0	-209	-8	-8	0
Digital Services	-35	-33	-130	-15	-11	-8
of which cost of sales	0	0	-87	-11	-5	-3
of which operating expenses	-35	-33	-43	-4	-6	-5
Managed Services	10	8	-124	-81	-80	-79
of which cost of sales	10	8	-120	-80	-79	-79
of which operating expenses	0	0	-4	-1	-1	0
Emerging Business and Other	-10	-6	-33	-6	-5	-14
of which cost of sales	0	0	-13	-7	-7	-4
of which operating expenses	-10	-6	-20	1	2	-10

Total	-90	-41	-549	-86	-81	-77

42 Ericsson | Second quarter report 2022	Alternative performance measures

Gross income and gross margin excluding restructuring charges by segment

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20,779	18,221	23,720	19,400	19,112	16,690
Digital Services	3,460	3,097	5,532	3,650	2,992	3,005
Managed Services	1,245	1,140	1,014	945	975	1,021
Emerging Business and Other	860	833	754	787	784	641

Total	26,344	23,291	31,020	24,782	23,863	21,357

	2022		2021
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	45.2%	44.8%	46.4%	47.8%	47.9%	46.0%
Digital Services	39.9%	42.9%	43.4%	42.3%	37.9%	43.6%
Managed Services	23.0%	23.0%	18.9%	18.7%	19.0%	21.0%
Emerging Business and Other	35.8%	38.1%	35.2%	39.4%	38.1%	36.8%

Total	42.2%	42.3%	43.5%	44.0%	43.4%	42.9%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	39,000	18,221	78,922	55,202	35,802	16,690
Digital Services	6,557	3,097	15,179	9,647	5,997	3,005
Managed Services	2,385	1,140	3,955	2,941	1,996	1,021
Emerging Business and Other	1,693	833	2,966	2,212	1,425	641

Total	49,635	23,291	101,022	70,002	45,220	21,357

	2022		2021
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	45.0%	44.8%	47.0%	47.3%	47.0%	46.0%
Digital Services	41.3%	42.9%	42.0%	41.2%	40.6%	43.6%
Managed Services	23.0%	23.0%	19.4%	19.6%	20.0%	21.0%
Emerging Business and Other	36.9%	38.1%	37.3%	38.1%	37.5%	36.8%

Total	42.2%	42.3%	43.5%	43.5%	43.2%	42.9%

43 Ericsson | Second quarter report 2022	Alternative performance measures

EBIT and EBIT margin excluding restructuring charges by segment

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,867	6,757	12,035	9,623	8,653	7,217
Digital Services	-1,321	-1,385	419	-818	-1,565	-1,510
Managed Services	603	584	396	387	417	392
Emerging Business and Other	-792	-1,171	-526	-352	-1,678	-761

Total	7,357	4,785	12,324	8,840	5,827	5,338

	2022		2021
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19.3%	16.6%	23.6%	23.7%	21.7%	19.9%
Digital Services	-15.3%	-19.2%	3.3%	-9.5%	-19.8%	-21.9%
Managed Services	11.1%	11.8%	7.4%	7.7%	8.1%	8.1%
Emerging Business and Other	-32.9%	-53.5%	-24.5%	-17.6%	-81.5%	-43.7%

Total	11.8%	8.7%	17.3%	15.7%	10.6%	10.7%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,624	6,757	37,528	25,493	15,870	7,217
Digital Services	-2,706	-1,385	-3,474	-3,893	-3,075	-1,510
Managed Services	1,187	584	1,592	1,196	809	392
Emerging Business and Other	-1,963	-1,171	-3,317	-2,791	-2,439	-761

Total	12,142	4,785	32,329	20,005	11,165	5,338

	2022		2021
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.0%	16.6%	22.4%	21.8%	20.8%	19.9%
Digital Services	-17.0%	-19.2%	-9.6%	-16.6%	-20.8%	-21.9%
Managed Services	11.5%	11.8%	7.8%	8.0%	8.1%	8.1%
Emerging Business and Other	-42.7%	-53.5%	-41.7%	-48.1%	-64.2%	-43.7%

Total	10.3%	8.7%	13.9%	12.4%	10.7%	10.7%

Rolling four quarters of net sales by segment

	2022		2021
Rolling four quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	178,384	172,276	167,838	166,107	167,174	167,126
Digital Services	37,242	36,467	36,151	36,086	36,189	36,877
Managed Services	20,757	20,460	20,379	20,840	21,297	21,751
Emerging Business and Other	8,738	8,394	7,946	7,539	7,121	6,664

Total	245,121	237,597	232,314	230,572	231,781	232,418

Rolling four quarters of EBIT margin excluding restructuring charges by segment (%)

	2022		2021
Rolling four quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.9%	21.5%	22.4%	21.7%	21.5%	19.7%
Digital Services	-8.3%	-9.2%	-9.6%	-9.4%	-8.5%	-6.1%
Managed Services	9.5%	8.7%	7.8%	7.7%	8.0%	7.2%
Emerging Business and Other	-32.5%	-44.4%	-41.7%	-43.8%	-47.9%	-35.5%

Total	13.6%	13.4%	13.9%	13.4%	13.4%	12.8%

44 Ericsson | Second quarter report 2022	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2022		2021
Isolated quarters, SEK million	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,850	6,775	11,787	9,643	8,679	7,274
Digital Services	-1,306	-1,369	569	-701	-1,445	-1,400
Managed Services	611	597	359	396	417	314
Emerging Business and Other	-689	-1,060	-418	-39	-1,534	-644

Total	7,466	4,943	12,297	9,299	6,117	5,544

	2022		2021
Isolated quarters, as percentage of net sales	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19.2%	16.6%	23.1%	23.8%	21.8%	20.1%
Digital Services	-15.1%	-19.0%	4.5%	-8.1%	-18.3%	-20.3%
Managed Services	11.3%	12.1%	6.7%	7.9%	8.1%	6.5%
Emerging Business and Other	-28.7%	-48.4%	-19.5%	-2.0%	-74.5%	-37.0%

Total	12.0%	9.0%	17.2%	16.5%	11.1%	11.1%

	2022		2021
Year to date, SEK million	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15,625	6,775	37,383	25,596	15,953	7,274
Digital Services	-2,675	-1,369	-2,977	-3,546	-2,845	-1,400
Managed Services	1,208	597	1,486	1,127	731	314
Emerging Business and Other	-1,749	-1,060	-2,635	-2,217	-2,178	-644

Total	12,409	4,943	33,257	20,960	11,661	5,544

	2022		2021
Year to date, as percentage of net sales	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	18.0%	16.6%	22.3%	21.9%	20.9%	20.1%
Digital Services	-16.8%	-19.0%	-8.2%	-15.1%	-19.2%	-20.3%
Managed Services	11.7%	12.1%	7.3%	7.5%	7.3%	6.5%
Emerging Business and Other	-38.1%	-48.4%	-33.2%	-38.2%	-57.3%	-37.0%

Total	10.6%	9.0%	14.3%	13.0%	11.1%	11.1%

Other ratios

	Q2		Jan-Jun
	2022	2021	2022	2021
Days sales outstanding	—	—	83	94
Inventory turnover days	112	89	112	90
Payable days	94	86	101	94

45 Ericsson | Second quarter report 2022	Alternative performance measures